Exhibit 1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among:

ABC-MART, INC.,

a corporation formed under the laws of Japan,

XYZ MERGER SUB, INC.,

a Wisconsin corporation, and

LACROSSE FOOTWEAR, INC.,

a Wisconsin corporation

Dated as of July 5, 2012

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

EXHIBITS

Page
Exhibit A	DEFINITIONS

1.1	Cross Reference Table	A-1
1.2	Certain Definitions	A-2

Exhibit B	FORM OF TENDER AND VOTING AGREEMENT

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of July 5, 2012 (the “Agreement Date”), by and among ABC-Mart, Inc., a corporation formed under the laws of Japan (“Parent”), XYZ Merger Sub, Inc., a Wisconsin corporation and a wholly owned subsidiary of Parent (“Purchaser”), and LaCrosse Footwear, Inc., a Wisconsin corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have approved this Agreement and the acquisition of the Company by Purchaser upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (such shares of outstanding Company Common Stock being hereinafter referred to as the “Shares”), at a price per Share of $20.00 (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”);

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Wisconsin Business Corporation Law (the “WBCL”), Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), whereby each issued and outstanding Share that is not tendered and accepted for payment pursuant to the Offer (other than Shares to be canceled in accordance with Sections 2.5(a)(i) and 2.5(a)(ii) and other than Dissenting Shares) will be converted into the right to receive the Offer Price;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its shareholders; (ii) adopted, approved and declared advisable this Agreement, the Tender Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger; and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve this Agreement (the “Company Board Recommendation”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain shareholders of the Company are executing Tender and Voting Agreements in favor of Parent, substantially in the form attached hereto as Exhibit B (each, a “Tender Agreement” and collectively, the “Tender Agreements”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1 hereof and provided that none of the events in clauses (a) through (g) of paragraph 2 of Annex A shall have occurred and shall not have been waived by Purchaser, as promptly as practicable after the date hereof (and in any event within ten (10) Business Days), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all Shares at a price per share equal to the Offer Price (as such Offer Price may be adjusted pursuant to Section 1.1(h)).

(b) The obligation of Purchaser upon expiration of the Offer to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to the satisfaction, or waiver by Parent or Purchaser, of the conditions set forth in Annex A (the “Offer Conditions”). Subject to the satisfaction, or waiver by Parent or Purchaser, of the Offer Conditions (including the satisfaction of the Minimum Condition), Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date (the time of such acceptance for payment, and the payment for such Shares, the “Acceptance Time”). The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, subject to the withholding of any Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement.

(c) The Offer shall be made by means of an offer to purchase that describes the terms and conditions of the Offer as set forth in this Agreement. Parent and Purchaser expressly reserve the right (but shall not be obligated), at any time and from time to time in their sole discretion, to waive any Offer Condition, to increase the Offer Price or to modify or amend any other terms and conditions of the Offer; provided, however, that without the written consent of the Company, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse in any material respect to the holders of Shares or impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) amend or waive the Minimum Condition, or (vi) extend the Expiration Date in a manner other than pursuant to and in accordance with this Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(d) Unless extended as provided in this Agreement, the Offer shall expire at midnight (New York City time) on the date (the “Initial Expiration Date”) that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). Notwithstanding the foregoing, if, on the Initial Expiration Date any of the Offer Conditions set forth in paragraphs 1(a), 2(a) or 2(b) of Annex A are not satisfied or, to the extent waivable in accordance with the terms hereof, has not been waived by Parent or Purchaser, then Purchaser shall extend the Offer for a period of five (5) Business Days to permit such Offer Conditions to be satisfied. Thereafter, if so requested by the Company by written notice delivered to Purchaser on or prior to the date the

Offer is then scheduled to expire, Purchaser shall extend the Offer for one or more periods of not more than five (5) Business Days each, to permit the Offer Conditions set forth in paragraphs 1(a), 2(a) or 2(b) of Annex A to be satisfied, or to the extent waivable in accordance with the terms hereof, validly waived by Purchaser. Purchaser may, but shall not be obligated to, extend (and re-extend) the Offer and its expiration date (the Initial Expiration Date as it may be extended herein is referred to as the “Expiration Date”) for one or more periods, in consecutive increments of up to ten (10) Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as the Parties hereto may agree), to permit any Offer Conditions to be satisfied. Purchaser shall, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of Nasdaq, in each case, applicable to the Offer: provided, however, that notwithstanding anything contained in this Agreement, Purchaser shall not be required to (i) extend the Offer (A) beyond the Outside Date or (B) at any time that Parent or Purchaser is permitted to terminate this Agreement pursuant to Article VII, or (ii) waive any Offer Conditions.

(e) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Article VII.

(f) If the Acceptance Time occurs, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”) of up to twenty (20) Business Days. Subject to the terms and conditions of this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. The Offer Price payable in respect of each Share validly tendered during such Subsequent Offering Period shall be paid net to the seller in cash, without interest, subject to the withholding of any Taxes required by applicable Law.

(g) On or prior to the commencement date of the Offer, Parent and Purchaser shall: (i) file or cause to be filed with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the offer to purchase the Shares pursuant to the Offer, the form of the related letter of transmittal, the summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and together with all exhibits, amendments and supplements thereto, the “Offer Documents”); and (ii) cause the Schedule TO and related Offer Documents to be disseminated to holders of Shares in accordance with applicable Law. The Company shall promptly furnish to Parent and Purchaser all information concerning the Company that may be required by applicable Law or reasonably requested in connection with any action contemplated by this Section 1.1(g). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Each of Parent, Purchaser and the Company agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, Parent and Purchaser agree to: (i) promptly provide the Company and its counsel with a copy of any such written comments (or a description of any such oral comments); (ii) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and give reasonable and good faith consideration to any such comments made by the Company and its counsel; and (iii) promptly provide the Company with copies of any written comments or responses submitted by Parent and Purchaser in response thereto.

(h) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring or having a record date on or after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(i) Purchaser shall be entitled to deduct and withhold from any consideration payable to any holder of any Company Stock Certificate (in his or her capacity as a holder of Company Common Stock) such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.2 Company Actions.

(a) On the date the Offer Documents are filed with the SEC, the Company shall file or cause to be filed with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.4(e)(i), shall contain and reflect the Company Board Recommendation. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to holders of Shares. The Company hereby agrees to take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by applicable Law. Each of Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent and Purchaser that may be required by applicable Law or reasonably requested in connection with any actions contemplated by this Section 1.2(a). The Company agrees to provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel. Each of the Company, Parent and Purchaser agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by applicable Law. Upon receipt of any written or oral comments received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to: (i) promptly provide Parent, Purchaser and their counsel with a copy of any such written comments (or a description of any such oral comments); (ii) provide Parent, Purchaser and their counsel a reasonable opportunity to comment on any proposed response thereto, and give reasonable and good faith consideration to any such comments made by Parent, Purchaser and their counsel; and (iii) promptly provide Parent or Purchaser with copies of any written comments or responses submitted by the Company in response thereto.

(b) In connection with the Offer, the Company shall cause its transfer agent to furnish Parent and Purchaser promptly (and in any event no later than two (2) Business Days after the date hereof) with (i) mailing labels containing the names and addresses of all record holders of Shares; and (ii) security position listings of Shares held in stock depositories, each as of a recent date, together with other readily available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Shares as of the most recent practicable date. The Company shall furnish Parent and Purchaser with such additional information, including, without limitation, updated listings and computer files of holders of Shares, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably require in communicating the Offer to the record and beneficial holders of Shares. Subject to applicable Law, and except for such actions as are necessary to disseminate the Offer Documents, Parent and Purchaser shall hold in confidence the information and documents provided to them under this Section 1.2(b), shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, as promptly as practicable after such termination, deliver to the Company all such information and documents (along with all copies thereof) then in their possession or control.

1.3 Directors of the Company.

(a) Provided that the Minimum Condition is satisfied, promptly after the Acceptance Time, Parent shall be entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3(a)); and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to Shares paid for pursuant to the Offer and, if the Top-Up Option is exercised, the number of shares of Company Common Stock purchased upon exercise thereof), and the denominator of which is the total number of then outstanding Shares (not determined on a Fully Diluted Basis). In furtherance thereof, the Company and the Company Board shall, after the purchase of and payment for Shares by Purchaser pursuant to the Offer, upon request of Purchaser, promptly increase the size of the Company Board or seek and accept, or use reasonable best efforts to otherwise secure, the resignations of such number of directors as is necessary to enable Parent’s designees to be so elected to the Company Board, and shall cause Parent’s designees to be so elected. In addition, subject to applicable Law, the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the Company Board as the percentage represented by such individuals on the Company Board as a whole.

(b) The Company shall promptly file with the SEC and mail to the holders of Shares the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Parent and Purchaser will supply the Company with, and will be solely responsible for, any information with respect to them and their nominees, officers, directors and Affiliates required by such Section 14(f) and Rule 14f-1.

(c) Notwithstanding the foregoing provisions of this Section 1.3, Parent, Purchaser and the Company shall use their respective reasonable best efforts to cause the Company Board to include, at all times prior to the Effective Time, at least two (2) of the members of the Company Board, selected by members of the Company Board, who were directors of the Company immediately prior to the Acceptance Time (the “Continuing Directors”), each of whom shall be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq marketplace rules and eligible to serve on the Company’s audit committee under the Exchange Act and the applicable requirements of Nasdaq; provided, however, that if at any time prior to the Acceptance Time there shall be fewer than two (2) Continuing Directors on the Company Board for any reason, the Company Board shall cause the person(s) designated by the remaining Continuing Director(s) to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two (2) persons to fill such vacancies who are not directors, officers, employees, shareholders, designees or Affiliates of Parent or Purchaser and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

(d) Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 1.3(a) and so long as such designees continue to constitute a majority of the directors on the Company Board, then until the Effective Time, the approval of a majority of the Continuing Directors (or the approval of the sole Continuing Director if there shall be only one (1) Continuing Director) shall be required to authorize: (i) any amendment or modification to, or termination of, or any agreement to amend, modify or terminate, this Agreement by or on behalf of the Company; (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under this Agreement; (iii) any exercise or waiver of any of the Company’s rights or remedies hereunder; or (iv) any other action that could reasonably be expected to adversely affect in any material respect the rights of the Company’s shareholders hereunder. Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 1.3(a) and until the Effective Time, any action by the Company with respect to the enforcement of this Agreement by the Company shall be effected only by and at the direction of a majority of the Continuing Directors (or the action of the sole Continuing Director if there shall be only one (1) Continuing Director then in office), and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize, or for the Company to take, any such action. The Continuing Directors shall have the authority to retain such counsel and other advisors at the expense of the Company as determined by the Continuing Directors and any such expenses shall be paid by the Company promptly upon written request by the Continuing Directors.

1.4 Top-Up Option.

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in this Section 1.4 and only for so long as this Agreement has not been terminated pursuant to Section 7.1, to purchase at a price per share equal to the Offer Price an aggregate number of newly and validly issued, fully paid and non-assessable shares of Company Common Stock (the “Top-Up Option Shares”) up to that number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute ten thousand (10,000) shares more than 90% of the shares of Company Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares, and excluding from the calculation of the number of shares of Company Common Stock Parent and Purchaser then own, but not from the calculation of then-outstanding shares of Company Common Stock, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (the “Short-Form Threshold”); provided, however, that the Top-Up Option may not be exercised (i) to purchase an amount of Top-Up Option Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up Option, (ii) if prohibited by applicable Law, and (iii) unless the Acceptance Time shall have occurred. Purchaser shall pay the Company the aggregate purchase price required to be paid for the Top-Up Option Shares as set forth in Section 1.4(b).

(b) Subject to the limitations set forth in Section 1.4(a), in the event Purchaser wishes to exercise the Top-Up Option, Purchaser shall give the Company prior written notice specifying (i) the number of shares of Company Common Stock directly or indirectly owned by Parent and Purchaser at the time of such notice (giving effect to the Acceptance Time) and (ii) a place and time for the closing of such purchase. The Company shall, within one (1) Business Day following receipt of such notice, deliver written notice to Purchaser specifying, based on the information provided by Purchaser in its notice, the number of Top-Up Option Shares to be purchased. At the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”), the purchase price owed by Purchaser to the Company to purchase the Top-Up Option Shares shall be paid to the Company, at Purchaser’s option: (A) in cash, by wire transfer of same-day funds; or (B) by (1) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (2) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (1) (the “Promissory Note”). The Promissory Note: (x) shall be due on the first anniversary of the Top-Up Closing; (y) shall bear simple interest of 2% per annum, payable in arrears at maturity; and (z) may be prepaid, in whole or in part, at any time without premium or penalty. At the Top-Up Closing, the Company shall cause to be issued to Purchaser a certificate representing the Top-Up Option Shares.

(c) Parent and Purchaser acknowledge that the Top-Up Option Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. Each of Parent and Purchaser acknowledges that the Top-Up Option Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Purchaser represents and warrants to the Company that Purchaser will be upon the exercise of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Each of Parent and Purchaser represents, warrants and agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act). Any certificates evidencing Top-Up Option Shares shall include any legends required by applicable securities Laws.

(d) Any dilutive impact on the value of the shares of Company Common Stock resulting from the issuance of the Top-Up Option Shares or the Promissory Note will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 180.1301 of the WBCL as contemplated by Section 2.9 of this Agreement and none of the Parties shall take any position to the contrary in any appraisal proceeding.

ARTICLE II

THE MERGER

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCL.

2.3 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Pacific Time on or prior to the second (2nd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date as Parent and the Company shall mutually designate. The Closing shall take place at the offices of Paul Hastings LLP located at 55 Second Street, Twenty-Fourth Floor, San Francisco, California 94105 or at such other place as the parties may otherwise agree. The date on which the Closing takes place is referred to herein as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin, in such form required by, and executed in accordance with, the relevant provisions of the WBCL. The Merger shall become effective upon the date and time of the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Articles of Merger (the “Effective Time”).

2.4 Articles of Incorporation; Bylaws; Directors and Officers. At the Effective Time:

(a) the Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the WBCL and such Articles of Incorporation;

(b) the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the WBCL and such Bylaws; and

(c) the directors and officers of the Surviving Corporation shall be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

2.5 Conversion and Exchange of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any shareholder of the Company:

(i) all shares of Company Common Stock held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor;

(ii) all shares of Company Common Stock held by Parent, Purchaser or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b) and Section 2.9, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”); and

(iv) each share of the common stock, par value $0.01 per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) Without duplicating the effects of Section 1.1(h), if during the period commencing on the Agreement Date and ending at the Effective Time, the shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Company Equity Awards.

(a) Neither Parent nor Purchaser shall assume any Company Options in connection with the Offer, Merger or any other transactions contemplated by this Agreement. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the earlier to occur of the Effective Time and the Initial Expiration Date (as extended pursuant to Section 1.1(d)), the Company shall obtain all necessary waivers, consents and/or releases, if any, in form and substance reasonably satisfactory to Parent, from holders of Company Options, and take such further action, without incurring any liabilities in connection therewith, as the Company may deem to be necessary or reasonably required to give effect to the transactions contemplated by this Section 2.6. As promptly as reasonably practicable following the date of this Agreement, the Company Board or a committee thereof or any administrator of an Option Plan, shall adopt resolutions and/or take such other actions as are permissible under the Option Plans and applicable Law (including, without limitation, by amending the Option Plans) so that (i) all outstanding Company Options shall fully vest and become exercisable as of immediately prior to the Acceptance Time and (ii) to the extent not exercised prior to the Effective Time, then immediately prior to the Effective Time each Company Option held by an optionholder who has consented to the treatment of the options as set forth in this Section 2.6 shall be canceled, with each former holder of any such canceled Company Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter, in consideration of the cancellation of such Company Option, an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of: (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option; and (y) the number of shares of Company Common Stock underlying such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Offer Price, such Company Option shall be canceled and terminated as of immediately prior to the Effective Time without any cash payment being made in respect thereof.

(b) Unless a later time for payment is agreed between Parent and an individual holder of a Company Option, Parent shall pay (or cause to be paid) the holders of Company Options the applicable cash payments (if any) described in this Section 2.6 promptly after the Effective Time, but in any event not later than the fifth (5th) Business Day after the Effective Time.

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Payment Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.8 below.

2.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). Promptly following the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the Merger Consideration payable pursuant to Section 2.5. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b) Promptly following the Effective Time, Parent will direct the Payment Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form; and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Payment Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 2.5. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) Any portion of the Payment Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.8 shall thereafter look only to Parent, as general creditors thereof, for satisfaction of their claims for the Merger Consideration.

(d) Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable to any holder of any Company Stock Certificate (in his or her capacity as a holder of Company Common Stock) such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) Neither the Payment Agent, Parent nor the Surviving Corporation shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Dissenting Shares.

(a) It is anticipated that on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve this Agreement (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), the Shares will continue to be quoted on Nasdaq. Accordingly, holders of Shares will not have dissenters’ rights under Section 180.1302 of the WBCL in connection with the Merger. Notwithstanding the foregoing, Section 2.9(b) and Section 2.9(c) below shall apply in the event that holders of Shares do have dissenters’ rights, whether because the Shares are no longer quoted on Nasdaq on such record date or otherwise.

(b) Notwithstanding anything in this Agreement to the contrary, Shares that are held by any record holder who has not voted to approve this Agreement or consented thereto in writing, who is entitled to assert dissenters’ rights under Section 180.1302 of the WBCL and who has asserted dissenters’ rights in accordance with Section 180.1301 et seq. of the WBCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall be converted into the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the WBCL; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost such shareholder’s dissenters’ rights with respect to such Dissenting Shares, in each case under the WBCL, shall forfeit such shareholder’s dissenters’ rights with respect to such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without interest. Notwithstanding anything to the contrary contained in this Section 2.9(b), if the Merger is rescinded or abandoned, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the WBCL with respect to holders of Dissenting Shares.

(c) The Company shall give Parent: (i) prompt written notice of any notices of intent to demand payment, any withdrawals of such notices received by the Company and any other related instruments served pursuant to the WBCL and received by the Company; and (ii) the opportunity to direct and participate in all negotiations and proceedings with respect to demands for payment under Section 180.1301 et seq. of the WBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or negotiate, offer to settle or settle any such demands.

2.10 Merger Without Meeting of Shareholders. Notwithstanding the terms of Section 5.3, if after the Acceptance Time and, if applicable, the exercise of the Top-Up Option, Parent, Purchaser and any other Subsidiary of Parent own that number of shares of Company Common Stock equal to or in excess of the Short-Form Threshold, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the Company shareholders in accordance with Section 180.1104 of the WBCL.

2.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (i) the disclosure schedule delivered by the Company to Parent and Purchaser on the Agreement Date (the “Disclosure Schedule”) or (ii) to the extent disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 and in any Current Reports on Form 8-K filed by the Company between December 31, 2011 and the date that is at least five (5) days prior to the Agreement Date, but (x) excluding any documents filed as exhibits, annexes or schedules to any such report or incorporated by reference therein or any risk factors, forward-looking statements (or caveats with respect thereto) and any other disclosures included therein to the extent they are not statements of historical fact or disclosure that is otherwise cautionary, predictive or forward-looking in nature, (y) without giving effect to any amendment or supplement to any such report referenced in clause (ii) above and (z) except with respect to disclosure intended to act as exceptions to Sections 3.1, 3.2, 3.3 or 3.6 of this Agreement (which Sections will only be qualified by any applicable exceptions set forth in the Disclosure Schedule), the Company represents and warrants to Parent and Purchaser as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin. The Company has all requisite corporate power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; (ii) own and use its assets in the manner in which its assets are currently owned and used; and (iii) perform its obligations under all Contracts by which it is bound.

(b) The Company is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Part 3.1(c) of the Disclosure Schedule, which schedule reflects the capitalization information of each Subsidiary. Neither the Company nor any of the other Entities identified in Part 3.1(c) of the Disclosure Schedule owns any capital stock of, or any Equity Interest of any nature in, any other Entity, other than: (i) interests in the Entities identified in Part 3.1(c) of the Disclosure Schedule; and (ii) interests classified as cash equivalents or short-term investments on the Company Balance Sheet. Each of the Entities identified in Part 3.1(c) of the Disclosure Schedule is a wholly owned direct or indirect Subsidiary of the Company and no other Person holds any Equity Interest (contingent or otherwise) in such Entities. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite power and authority to: (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all Contracts by which it is bound. There is no Contract pursuant to which the Company is obligated to make or may become obligated to make any future investment in or capital contribution to any other Entity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require any approvals or consents of, or other notices to, any of the Company’s Subsidiaries.

3.2 Articles of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has made available to Parent accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents of the Company and each of the Company’s Subsidiaries, including all amendments thereto (collectively, the “Company Charter Documents”). The Company has made available to Parent accurate and complete copies of: (a) the charters of all committees of the Company Board and the board of directors of each of its Subsidiaries; (b) the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of the Company and its Subsidiaries and of the Company Board, the board of directors of each of its Subsidiaries and each of their respective committees held since January 1, 2009; and (c) any code of conduct or similar policy adopted by the Company Board, the board of directors of each of its Subsidiaries or any of their respective committees, each as in effect on the Agreement Date. Neither the Company nor any of its Subsidiaries is in violation of any Company Charter Documents.

3.3 Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Required Shareholder Vote, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The Company Board has duly and unanimously adopted resolutions by which the Company Board has: (a) determined that this Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and its shareholders; (b) adopted, approved and declared advisable this Agreement, the Tender Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger, and authorized and approved the execution, delivery and performance of this Agreement; (c) recommended that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable Law, approve and adopt this Agreement; and (d) directed that, to the extent required by applicable Law, this Agreement be submitted to the Company’s shareholders for approval at the Company Shareholders Meeting. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the Merger), other than in the case of the Merger obtaining the Required Shareholder Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.4 Capitalization, etc.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, and 20,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of June 30, 2012 (the “Capitalization Date”): (i) 6,509,749 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Preferred Stock were issued or outstanding; (iii) 207,878 shares of Company Common Stock were held in the treasury of the Company; and (iv) 1,014,876 shares of Company Common Stock were subject to issuance pursuant to outstanding stock options granted under the Option Plans (stock options granted by the Company pursuant to the Option Plans or otherwise are referred to collectively herein as “Company Options”). All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. There are no shares of Company Common Stock held by any of the Company’s Subsidiaries. None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of the Company and there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation or bound by any Contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. All Company Options have been granted pursuant to and in accordance with the terms and conditions of the Option Plans, applicable law and Nasdaq listing rules and regulations.

(b) Part 3.4(b) of the Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the Capitalization Date: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) whether such Company Option was issued under the Option Plans and whether such Company Option is a non-statutory option or an incentive stock option as defined in Section 422 of the Code; (vi) the number of shares, if any, with respect to which such option has been exercised; and (vii) the extent to which such Company Option is vested and exercisable as of the Capitalization Date.

(c) Except as set forth in Section 3.4(a) or Section 3.4(b) above, there are: (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”); and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. Except as contemplated by Section 1.4 of this Agreement, there is no rights agreement, shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d) All outstanding shares of Company Common Stock, Company Options and other securities of the Company have been issued and granted in compliance with: (i) all applicable securities Laws and other applicable Laws; and (ii) all requirements set forth in applicable Contracts and the Option Plans. All Option Plans have been properly approved by the Company’s shareholders. All Company Options have been validly issued and properly approved by the Company Board and have been properly accounted for in accordance with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Documents. No Company Option has been granted with an exercise price lower than the fair market value of the underlying Company Common Stock on the date of the grant.

(e) All of the shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or another wholly owned Subsidiary of the Company, free and clear of any Encumbrances, other than restrictions on transfer imposed by applicable securities Laws.

3.5 SEC Filings; Financial Statements.

(a) Since December 31, 2008, the Company has filed or furnished (as applicable) on a timely basis all forms, reports, schedules, statements and other documents with the SEC that have been required to be filed or furnished by it under applicable Laws prior to the date hereof. During the period commencing as of the date of this Agreement and ending on the Expiration Date, the Company will file all Company SEC Documents that are required to be filed by it under applicable Laws prior to such time. Each Company SEC Document complied, or will comply, as the case may be, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Company SEC Document was, or will be, filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Document did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Body any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental

Body that such Company SEC Documents (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the Agreement Date, any investigation or review being conducted by the SEC or any other Governmental Body of any Company SEC Documents (including the financial statements included therein). The Company has made available to Parent true, correct and complete copies of all correspondence between the SEC and the Company occurring since January 1, 2010. None of the Company’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC. The certifications and statements required by Rule 13a-14 of the Exchange Act, and Section 906 of the Sarbanes-Oxley Act relating to any Company SEC Documents are accurate and complete, and complied as to form and content with all applicable Laws as of the date of such filing (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing). Neither the Company nor any of its executive officers has received notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained in the Company SEC Documents: (i) complied, or will comply, as the case may be, as of their respective dates of filing, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable thereto; (ii) were, or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (iii) fairly present, or will fairly present, as the case may be, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2012 set forth in the Company’s Quarterly Report on Form 10-Q filed with the SEC and the “Company Balance Sheet Date” means March 31, 2012. No financial statements or other results of operations or financial condition of any Person other than the Company and the Subsidiaries listed in Part 3.1(c) of the Disclosure Schedule are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

(d) The Company and its Subsidiaries maintain a system of internal accounting controls reasonably sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls. Neither the Company nor any of its Subsidiaries has received (nor, to the Company’s Knowledge, have the Company’s outside auditors received): (A) any oral or written notification of (1) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or any of its Subsidiaries’ internal controls over financial reporting; or (B) any complaint, allegation, assertion or claim alleging, asserting or claiming that the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company (or their respective internal accounting controls) fail to comply with generally accepted accounting principles, generally accepted auditing standards or applicable Law. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

(e) Part 3.5(e)-1 of the Disclosure Schedule sets forth a description of all indebtedness for borrowed money of the Company and its Subsidiaries greater than $100,000 individually or in the aggregate (other than any indebtedness owed to the Company or a Subsidiary) and the outstanding balances of any such indebtedness as of the close of business on July 3, 2012. Part 3.5(e)-2 of the Disclosure Schedule lists all obligations of the Company and its Subsidiaries in respect of interest rate and currency obligations, swaps, hedges or similar arrangements.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (or any “off-balance sheet arrangements” as defined in Item 303(a) of Regulation S-K of the SEC)) where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s consolidated financial statements.

(g) The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(h) As of the Agreement Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(i) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries and each of their respective tax advisors, legal advisors or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described in Section 3.5(c) and Section 3.5(d) above.

(j) Since January 1, 2010: (i) neither the Company nor any of its Subsidiaries has, and to the Knowledge of the Company, no director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has, received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices; and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board, the board of directors of any of its Subsidiaries or any of their respective committees or to any director or officer of the Company or any of its Subsidiaries.

3.6 Absence of Changes.

(a) Since the Company Balance Sheet Date:

(i) the Company and its Subsidiaries have operated their business in the ordinary course consistent with past practices;

(ii) there has not been any Company Material Adverse Effect;

(iii) the Company and its Subsidiaries have not: (i) declared, accrued, set aside or paid any dividend or made any other actual, constructive or deemed distribution in respect of any shares of capital stock, other than distributions of Company Common Stock issued upon the exercise of Company Options; or (ii) acquired, redeemed or otherwise reacquired any shares of its capital stock or other securities;

(iv) the Company and its Subsidiaries have not authorized the sale, issuance or grant of any Company Securities;

(v) there has been no declaration, payment or commitment or obligation of any kind for the payment by the Company or any of its Subsidiaries of a severance payment, change in control payment, or termination payment to any Person;

(vi) the Company and its Subsidiaries have not increased the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company Employees, other than routine salary increases to non-officer Company Employees in the ordinary course of business and in connection with the Company’s customary employee review process;

(vii) the Company and its Subsidiaries have not entered into or modified any collective bargaining agreements or other labor agreements;

(viii) the Company and its Subsidiaries have not suffered any labor dispute, any activity or proceeding by a labor union or representative thereof to organize any Company Employees or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any Company Employees;

(ix) except as contemplated by Section 1.4 of this Agreement, the Company and its Subsidiaries have not granted any Company Options other than routine grants to non-officer employees in the ordinary course of business in terms of timing, amounts and recipients;

(x) there has been no amendment to the articles of incorporation or bylaws of the Company or the organizational documents of any of its Subsidiaries;

(xi) the Company and its Subsidiaries have not proposed or adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xii) neither the Company nor any of its Subsidiaries has lent money to any Person (other than advances to non-officer employees in the ordinary course of business);

(xiii) neither the Company nor any of its Subsidiaries has entered into or modified any lease, license, sublease or other occupancy agreement related to any real property;

(xiv) neither the Company nor any of its Subsidiaries has made any material Tax election;

(xv) neither the Company nor any of its Subsidiaries has commenced, or settled, any material Legal Proceeding;

(xvi) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 5.2; and

(xvii) except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries has agreed or committed to take any of the actions referred to in clauses (iii) through (xvi) above.

(b) Since December 31, 2011:

(i) the Company and its Subsidiaries have not increased the contributions to any defined pension benefit plans or unfunded defined benefit post retirement death benefit plans;

(ii) neither the Company nor any of its Subsidiaries has materially changed any of its methods of accounting or accounting practices, except as required by concurrent changes in GAAP or SEC rules and regulations; and

(iii) except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries has agreed or committed to take any of the actions referred to in clauses (i) and (ii) above.

3.7 Title to Assets. The Company and each of its Subsidiaries owns, and has good and valid title to, all material assets purported to be owned by them, including all material assets reflected on the Company Balance Sheet, except for any such material assets which have been disposed of in the ordinary course of business. All of said assets are owned by the Company or one of its Subsidiaries free and clear of any Encumbrances, except for liens described in Part 3.7 of the Disclosure Schedule. The Company or one of its Subsidiaries is the lessee of, and holds valid leasehold interests in, all material assets purported to have been leased by them, including all material assets reflected as leased on the Company Balance Sheet, except for any such material assets for which the lease agreement has expired in the ordinary course of business.

3.8 Receivables. Part 3.8 of the Disclosure Schedule provides an accurate and complete breakdown and aging of all billed and unbilled accounts receivable and other receivables of the Company and its Subsidiaries as of the Agreement Date. All existing accounts receivable of the Company and its Subsidiaries (including those accounts receivable that have not yet been billed or that have not yet been collected) are: (a) valid, genuine and subsisting obligations of customers of the Company, arising from bona fide sales and deliveries of goods, performance of services or other business transactions in the ordinary course of business; and (b) fully collectible (except to the extent reserved against in the Company’s financial statements, which such reserves have been determined based upon actual prior experience and are consistent with GAAP, consistently applied) and are not presently subject to defenses, set-offs or counterclaims.

3.9 Customers; Suppliers; Contract Manufacturers.

(a) Part 3.9(a) of the Disclosure Schedule sets forth a list of each customer of the Company or any of its Subsidiaries who, in either (i) the three fiscal years ended December 31, 2011 was, and/or (ii) the five-month period ending May 26, 2012 is projected to be, one of the twenty (20) largest customers of the Company’s products based on amounts paid or payable to the Company or its Subsidiaries by such customers (each, a “Significant Customer”) and for each such customer reflects the total dollar value of the Company’s products sold to such customer for the periods indicated. Neither the Company nor any of its Subsidiaries has any outstanding material disputes with any Significant Customer. Neither the Company nor any of its Subsidiaries has received any written notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries after the consummation of the transactions contemplated hereby or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries or materially reduce the amount of or price paid for Company products under any such Contracts. The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history, returns of non-defective products in the ordinary course of business consistent with past history, and those returns that would not result in a reversal of any revenue by the Company. Neither the Company nor any of its Subsidiaries is obligated to supply any minimum amount (in terms of number of units to be supplied or in terms of aggregate value) of products to any customer of the Company or any of its Subsidiaries.

(b) Part 3.9(b) of the Disclosure Schedule sets forth a list of each supplier of the Company or any of its Subsidiaries who: (i) in either (A) the fiscal year ended December 31, 2011 was, and/or (B) the five-month period ending May 26, 2012 is projected to be, one of the twenty (20) largest suppliers of products and/or services to the Company and its Subsidiaries based on amounts paid or payable by the Company and its Subsidiaries to such supplier; or (ii) is a sole source supplier of any materials used in the businesses or products of the Company or its Subsidiaries (each, a “Significant Supplier”). Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any Significant Supplier. Neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company or any of its Subsidiaries after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries. The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business, and the Company has no knowledge of any reason why it will not continue to have such access on commercially reasonable terms. Neither the Company nor any of its Subsidiaries is obligated to purchase minimum amounts (in terms of number of units or volume or in terms of aggregate value) of materials or supplies from any supplier of materials, supplies or services to the Company or any of its Subsidiaries.

(c) Part 3.9(c) of the Disclosure Schedule sets forth a true and complete list of all Persons who manufacture products for or on behalf of the Company or any of its Subsidiaries (each a “Contract Manufacturer”), including: (i) the name of such manufacturer; (ii) the address of such manufacturer’s operations or facilities where products are manufactured for the Company or any of its Subsidiaries; and (iii) the volume (in terms of units and aggregate value) of products manufactured for the Company or its Subsidiaries by each such Person for the twelve-month period ending as of December 31, 2011, and for the five-month period commencing on January 1, 2012. Except as set forth on Part 3.9(c) of the Disclosure Schedule, to the Company’s Knowledge each factory where a Contract Manufacturer manufactures products for the Company or its Subsidiaries using materials provided by or otherwise produced by W.L. Gore & Associates, Inc., has been certified by W.L. Gore & Associates, Inc. to manufacture products using such materials, including Goretex. Neither the Company nor any of its Subsidiaries has any outstanding material disputes with any Contract Manufacturer. Neither the Company nor any of its Subsidiaries has received any written notice from any Contract Manufacturer that such Contract Manufacturer shall not continue as a Contract Manufacturer of the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries or that such Contract Manufacturer intends to terminate or materially modify any existing Contracts with the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries or materially reduce the amount of or materially increase the price charged for Company products under any such Contracts.

3.10 Inventory.

(a) Subject to any reserve therefor on the Company Balance Sheet, all the inventory of the Company and its Subsidiaries is properly stated therein at standard cost determined in accordance with GAAP consistently maintained and applied by the Company and its Subsidiaries and currently is stated at the lower of such cost or current market value. Cost of inventory is determined by the first in, first out (FIFO) method. All the inventory of the Company and its Subsidiaries was, and all the inventory thereafter acquired and maintained by the Company and its Subsidiaries through the Closing Date will have been, acquired and maintained in the ordinary course of business. Subject to any reserve therefor (which reserve will not be greater than the reserve for inventory reflected on the Company Balance Sheet), all the inventory of the Company and its Subsidiaries consists of, and on the Closing Date will consist of, items of a quality usable or saleable in the ordinary course of business and are and will be in quantities sufficient for use or sale in the ordinary course of business.

(b) Since January 1, 2012, the Company and its Subsidiaries have continued to replenish their inventory and to dispose of out-of-season and slow-moving inventory in a normal and customary manner consistent with past practices prevailing in the business of the Company and its Subsidiaries. The Company and its Subsidiaries maintain policies, practices and procedures with respect to the adequate security and safeguard of inventory and other assets (including, with respect to employee and third-party theft and other loss), in each case consistent with past practices prevailing in the business of the Company and its Subsidiaries. All inventory of the Company that is considered “slow-moving” or otherwise “out-of-season” or has been held in inventory for more than nine (9) months is identified on Part 3.10(b) of the Disclosure Schedule.

3.11 Intellectual Property.

(a) Part 3.11(a) of the Disclosure Schedule sets forth a true and complete list of all: (i) Company Registered IP, indicating, for each item the registration or application number and the applicable filing jurisdiction; and (ii) all domain names owned or purported to be owned by the Company or its Subsidiaries. The Company Registered IP is valid, enforceable, and in full force and effect. As of the date of this Agreement, none of the patents or patent applications or trademark or service mark registrations or applications listed in Part 3.11(a) of the Disclosure Schedule is involved in any interference, reexamination, opposition or similar active proceeding, and to the Knowledge of the Company, there is no basis for any of the foregoing.

(b) Each item of Company Owned IP, including Company Registered IP, is owned exclusively by the Company or its Subsidiaries, free and clear of any Encumbrances. The Company Owned IP and the Company In-Licensed IP constitutes all of the Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as it is currently conducted and as it is currently contemplated to be conducted by the Company and its Subsidiaries.

(c) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby would reasonably be expected to grant, assign or transfer to any other Person any license or other right or interest under, to or in any Company Owned IP or in any Intellectual Property Rights owned by or licensed to Parent or any of its Affiliates.

(d) The Company and its Subsidiaries have taken all commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in Trade Secrets of the Company and its Subsidiaries.

(e) To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating, any material Company Owned IP.

(f) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries, as currently conducted, does not infringe or misappropriate any Intellectual Property Right of any other Person and does not constitute unfair competition or trade practices under applicable Law, and, since January 1, 2010, no claim or action has been asserted, or notice received from, any Person alleging any of the foregoing, or inviting the Company or any of its Subsidiaries to license any Intellectual Property Rights from such Person.

(g) Part 3.11(g)-1 of the Disclosure Schedule sets forth a complete and accurate list of all Contracts (other than Contracts for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software) pursuant to which a third party has licensed to the Company or any of its Subsidiaries any Intellectual Property Right material to the conduct of the Company’s or its Subsidiaries’ business (“In-Licenses”). Part 3.11(g)-2 of the Disclosure Schedule sets forth a complete and accurate list of all Contracts pursuant to which the Company or any of its Subsidiaries has granted, and/or been granted, an express license or covenant not to sue with respect to any patent, including any patent cross licenses (“Patent Licenses”). Part 3.11(g)-3 of the Disclosure Schedule sets forth a complete and accurate list of all Contracts pursuant to which the Company or any of its Subsidiaries has granted a third Person or affiliate any rights, licenses or covenants not to sue with respect to any Company Owned IP, or entered into a co-existence agreement with respect to any Company Owned IP, other than

(a) non-exclusive licenses entered into in the ordinary course of business consistent with past practice, and (b) licenses granting limited and now-expired phase-out periods pursuant to settlement of infringement allegations (“Out-Licenses”, and together with In-Licenses and Patent Licenses, the “IP Contracts”).

(h) The Company and each of its Subsidiaries is in compliance with, and has not breached, violated or defaulted under, and has not received notice that it has breached, violated or defaulted under, any IP Contracts. To the Company’s Knowledge, no other Person has violated or breached any IP Contract, including by mis-reporting or under-reporting any royalties owed to the Company or any of its Subsidiaries.

(i) Except as set forth on Part 3.11(i) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any Contract limiting or restricting in any manner the Company’s or any of its Subsidiaries’ ability to: (i) manufacture, have manufactured, use, have used, sell or have sold any Company products; or (ii) use or license the Company Registered IP, or any unregistered trademarks or service marks owned by the Company or any of its Subsidiaries, in connection with any goods or services, anywhere in the world, in any manner, or to enforce such unregistered trademarks, service marks and Company Registered IP against any other Person. For each Contract set forth on Part 3.11(i) of the Disclosure Schedule, the Company has provided a true and accurate description and explanation of the limitation or restriction set forth in such Contract, including, without limitation, an identification of: (A) the nature of the limitation or restriction; (B) the specific Company product or item of Company Registered IP or trademark or service mark the limitation or restriction is applicable to; (C) the specific goods or services the limitation or restriction is applicable to; (D) the specific third Persons the limitation or restriction is applicable to; and (E) the specific territories or jurisdictions the limitation or restriction is applicable to.

(j) In each case in which the Company or any of its Subsidiaries has acquired or purports to have acquired ownership of any material Intellectual Property Rights, including any Company Registered IP, or Intellectual Property from any Person, including as a result of engaging any employee, consultant or any other Person to develop or create any Intellectual Property Rights or Intellectual Property for the Company or any of its Subsidiaries (each, a “Contributor”), the Company and each of its Subsidiaries have obtained ownership of, by operation of law or by a valid and enforceable written assignment, all such Intellectual Property Rights (including the right to seek past and future damages with respect thereto) and Intellectual Property, and where such Intellectual Property Rights are Registered IP, the Company and its Subsidiaries have recorded each such assignment with the relevant Governmental Body. Without limiting the foregoing, the Company or its Subsidiaries are the exclusive owners of all right, title and interest in and to all Intellectual Property, and all Intellectual Property Rights therein, created, conceived, developed, reduced to practice or otherwise made by Danner Japan Co., Ltd. relating to the business or activities of the Company or any of its Subsidiaries or any Company product. No Contributor has made any assertions with respect to any alleged ownership or right in any Company Owned IP or Company product.

3.12 Contracts.

(a) For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:

(i) any Company Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

(ii) any Company Contract: (A) relating to the employment of or service relationship with any Person that requires payments of compensation in excess of $150,000 on an annual basis to any Person; (B) the terms of which obligate or may in the future obligate the Company to make any severance, termination or similar payment to any Company Employee; (C) pursuant to which the Company is or would reasonably be likely to become obligated to make any bonus payment in excess of $50,000 to any current or former Company Employee or director; or (D) the terms of which obligate the Company to grant any options, restricted stock or other equity or equity-like awards;

(iii) any IP Contract or Contract set forth on Part 3.11(i) of the Disclosure Schedule;

(iv) any Company Contract (other than purchase orders) which generated more than $250,000 in revenues for the Company or any of its Subsidiaries in the fiscal year ending December 31, 2011;

(v) any Company Contract that by its terms involves the payment or delivery of cash or other consideration by the Company or any of its Subsidiaries in an amount or having a value in excess of $500,000 in any individual fiscal year beginning with the fiscal year ending December 31, 2011, which is not terminable without material penalty by the Company on 30 days’ (or less) notice;

(vi) any Company Contract (other than purchase orders) with a Significant Customer, Significant Supplier or Contract Manufacturer;

(vii) any Company Contract which provides for indemnification of any officer, director or employee;

(viii) any Company Contract restricting in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area or line of business, or pursuant to which Company or any of its Subsidiaries has granted any exclusive rights to any Person;

(ix) any Company Contract limiting or otherwise restricting in any manner the ability of the Company to use any Company Owned IP;

(x) any Company Contract containing a “most favored nation” provision or a similar provision requiring the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(xi) any Company Contract granting any Person the right of first refusal or first negotiation with regard to the current or future business or products of the Company or any of its Subsidiaries;

(xii) [Reserved];

(xiii) any joint venture, joint development or joint marketing agreements to which the Company or any of its Subsidiaries is a party;

(xiv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $250,000, other than: (A) accounts receivables and payables; (B) credit card obligations; and (C) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(xv) any Company Contract relating to the acquisition or disposition, directly or indirectly, by the Company or any of its Subsidiaries after the Agreement Date of assets with a fair market value in excess of $250,000, other than purchase orders for raw materials or inventory in the ordinary course of business consistent with past practice;

(xvi) any settlement Contract other than: (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business that do not provide for any ongoing Company obligations; or (B) settlement agreements with other than former employees, officers and directors or independent contractors for cash only (which has been paid) and does not exceed $250,000 as to such settlement;

(xvii) any Company Government Contract or any Company Government Subcontract;

(xviii) any Collective Bargaining Agreement; and

(xix) any other Company Contract, if a breach of such Contract or the termination of such Contract would be reasonably likely to have a Company Material Adverse Effect.

(b) Part 3.12(b)-1 of the Disclosure Schedule lists all Material Contracts as of the Agreement Date, and identifies each subsection of Section 3.12(a) that describes such Material Contract. The Company has made available to Parent accurate and complete copies of each Material Contract (including all amendments thereto).

(c) Each Material Contract is valid and binding on the Company and each of the Subsidiaries that is a party thereto, as applicable, is in full force and effect, and is enforceable in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. All Company Contracts involving the payment of at least $100,000 to or by the Company that contain an express written agreement of indemnification, warranty or guaranty, or support obligations by the Company have been made available to Parent.

(d) Neither the Company nor any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract. To the Company’s Knowledge, no other Person has materially violated or breached, or committed any material default under, any Material Contract, which violation, breach or default remains uncured.

(e) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (i) result in a violation or breach of any provision of any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Material Contract; or (v) give any Person the right to cancel, terminate or modify any Material Contract.

(f) To the Knowledge of the Company, no Material Contract is currently the subject of bid or award protest proceedings.

(g) Neither any Governmental Body nor any prime contractor, subcontractor or other Person has notified the Company or any Subsidiary of the Company, in writing, that the Company or any Subsidiary of the Company has breached or violated any Law or material certification, representation, clause, provision or requirement pertaining to any Material Contract.

(h) Neither the Company nor any Subsidiary of the Company has received any notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to any Material Contract.

(i) Other than in the ordinary course of business consistent with past practice, to the Knowledge of the Company, no cost incurred by the Company or any Subsidiary of the Company pertaining to any Material Contract is the subject of any audit or investigation by or has been disallowed by any Governmental Body.

(j) To the Knowledge of the Company, since January 1, 2010, neither the Company nor any of its Subsidiaries has been debarred or suspended for ninety (90) days or more in any consecutive twelve (12) month period, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension, from participation in the award of Contracts with any Governmental Body.

3.13 Real Property; Equipment; Leasehold. Except as set forth on Part 3.13-1 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns or has ever owned any real property, nor is either party to any agreement to purchase or sell any real property. All material items of equipment and other tangible assets owned by or leased to the Company or any of its Subsidiaries are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Company and its Subsidiaries in the manner in which such business is currently being conducted. Part 3.13-2 of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Company Facilities”), the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto, the size of the premises and the aggregate annual rental payable thereunder. Part 3.13-3 of the Disclosure Schedule identifies all personal property (along with the location of such personal property) owned by the Company or any of its Subsidiaries that is located in any location other than the Company Facilities. The Company has provided Parent with true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all amendments, terminations and modifications thereof (“Company Leases”). All such Company Leases are in full force and effect and are valid and enforceable in accordance with their respective terms. There is not, under any Company Leases, any existing default or event of default (or event which with or without notice or lapse of time, or both, would constitute a default) of the Company or any of its Subsidiaries, or to the Company’s Knowledge, any other party thereto. Except as set forth on Part 3.13-4 of the Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of the Company or any of its Subsidiaries or alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Leases, or otherwise adversely affect the continued use and possession of the Company Facilities for the conduct of business as presently conducted. The Company or its Subsidiaries currently occupy all of the Company Facilities for the operation of their respective businesses, and there are no other parties occupying, or with a right to occupy, the Company Facilities. Neither the Company nor any of its Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Company Facilities.

3.14 Liabilities. The Company has no accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (b) normal and recurring liabilities that have been incurred by the Company since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice that, individually or in the aggregate, are not, or would not reasonably be expected to be, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; (c) liabilities for performance of obligations under Company Contracts, to the extent such liabilities are readily ascertainable from the copies of such Company Contracts made available to Parent prior to the Agreement Date; and (d) liabilities and obligations under this Agreement.

3.15 Compliance with Law. The Company and its Subsidiaries are, and at all times since December 31, 2006, have been, in compliance with all applicable Laws, except where the effect of any such noncompliance, individually or in the aggregate, is immaterial. Since December 31, 2009, neither the Company nor any of its Subsidiaries has: (a) received any written notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Law; or (b) provided any written notice to any Person regarding any violation by the Company or any of its Subsidiaries of any Law and no such violation or failure to comply remains outstanding or unresolved as of the Agreement Date.

3.16 Foreign Corrupt Practices Act. Neither the Company, its Subsidiaries nor its directors, officers, employees, agents, representatives or any other Person acting for or on behalf of the Company has paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value to any officials or employees of any Governmental Body (any such Person, a “Government Official”), or any other Person, under circumstances knowing, or reasonably should have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Government Official or any other Person for the purpose of: (a) influencing any act or decision of a Government Official or any other Person in their official capacity; (b) inducing a Government Official, or any other Person, to do or omit to do any act in violation of their lawful duties; (c) securing any improper business advantage; or (d) inducing a Government Official, or any other Person, to influence or affect any act or decision of any Governmental Body, any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Body, or any political party, or any commercial company or Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. The Company and its Subsidiaries are in compliance with all applicable provisions of the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Bribery Act of 2010 (“UKBA”) and all other similar anti-corruption laws of all jurisdictions in which the Company or any of its Subsidiaries conduct business and have not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Body or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anticorruption law, including the FCPA and the UKBA. The Company and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP.

3.17 Export Control and Import Laws.

(a) The Company and each of its Subsidiaries have complied with all applicable export and re-export control Laws (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Laws of the United States, without obtaining prior authorization from the competent government authorities as required by those Laws. The Company and its Subsidiaries have complied with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(b) None of the Company or any of its Subsidiaries holds any licenses for the export of goods, services, items, software, technology, or technical data, and no licenses are required by the Company or any of its Subsidiaries in connection with the export of any goods, services, items, software, technology, or technical data to any Person to whom the Company has or is currently exporting.

(c) The Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(d) No Legal Proceeding, claim, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls or Import Restrictions.

(e) Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability for violation of any Laws relating to Export Controls or Import Restrictions.

(f) The Company and its Subsidiaries have maintained all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under all Laws relating to Export Controls or Import Restrictions.

3.18 Governmental Authorizations. The Company and its Subsidiaries hold all Governmental Authorizations necessary to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted. All such Governmental Authorizations are valid and in full force and effect. The Company and its Subsidiaries are, and at all times since December 31, 2006, have been, in compliance with the terms and requirements of such Governmental Authorizations. Since December 31, 2006, neither the Company nor any of its Subsidiaries has received any notice or other communication from any Person regarding: (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, and no such notice in either case remains outstanding or unresolved as of the Agreement Date.

3.19 Tax Matters.

(a) Each of the income and other material Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries with any Governmental Body on or before the Closing Date (the “Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) has been, or will be when filed, true, correct and complete in all material respects. All Taxes required to be paid by the Company and its Subsidiaries on or before the Closing Date have been or will be paid on or before the Closing Date, other than any Taxes for which adequate reserves have been established in accordance with Section 3.19(b) below.

(b) The Company Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the Agreement Date in accordance with GAAP, except for liabilities for Taxes incurred since the Company Balance Sheet Date in the operation of the business of the Company and its Subsidiaries in the ordinary course.

(c) To the Company’s Knowledge, no Company Return has, in the past three (3) years, been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from the Company, in each case in the past three (3) years.

(d) All Taxes required by Law to be withheld or collected by the Company, any of its Subsidiaries or any foreign contracting parties have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Body. The Company and each of its Subsidiaries is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax Laws. The Company and each of its Subsidiaries has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which such entity otherwise would have been obligated to collect or withhold Taxes.

(e) No claim or Legal Proceeding is pending or, to the Company’s Knowledge, has been threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company or any of its Subsidiaries with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company or one of its Subsidiaries and with respect to which adequate reserves for payment have been established on the Company Balance Sheet). There are no liens for Taxes upon any of the assets of the Company or its Subsidiaries except liens for current Taxes not yet due and payable. Neither the Company nor any of its Subsidiaries has been, and the Company and its Subsidiaries will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign tax Laws in any jurisdiction in which the Company or its Subsidiaries file Tax Returns as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

(f) Each of the Company and its Subsidiaries is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been a resident in any other country for any income Tax purpose. Neither the Company nor any of its Subsidiaries is or has ever been subject to net income Tax in any country other than its place of incorporation or formation by virtue of having a branch, permanent establishment, sales agency or distributorship arrangement, place of control and management or other place of business in that jurisdiction.

(g) In the past six (6) years, no written claim has been made by any Governmental Body in a jurisdiction where neither the Company nor any of its Subsidiaries files a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) There is no Company Contract relating to allocating or sharing of Taxes. Neither the Company nor any of its Subsidiaries is: (i) liable for Taxes of any other Person as a successor, by operation of Law or otherwise, or is currently under any contractual obligation to indemnify any Person (other than the Company and its Subsidiaries) with respect to any portion of such Person’s Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes entered into in the ordinary course of business); or (ii) a party to or bound by any Contract providing for payments by the Company or any of its Subsidiaries with respect to any amount of Taxes of any other Person (other than the Company and its Subsidiaries).

(i) The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code. The Company is not, nor has it been, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, and Parent will not be required to withhold any Tax on the purchase of the Company by reason of Section 1445 of the Code.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Law to which the Company or any of its Subsidiaries is subject in any foreign jurisdiction in which the Company or any of its Subsidiaries file Tax Returns, other than the affiliated group of which the Company is the common parent.

(k) The Company has disclosed on its federal income Tax Returns filed in the past six (6) years all positions that would give rise to a material understatement penalty within the meaning of Section 6662 of the Code or any similar Law to which the Company or any of its Subsidiaries is subject in any foreign jurisdiction in which the Company or any of its Subsidiaries file Tax Returns.

(l) The Company has not participated in the past six (6) years, nor is it currently participating, in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or in a similar transaction under any corresponding or similar Law to which the Company or any of its Subsidiaries is subject in any foreign jurisdiction in which the Company or any of its Subsidiaries file Tax Returns.

3.20 Employee and Labor Matters; Benefit Plans.

(a) To the Company’s Knowledge, no Company Employee is a party to or is bound by any non-competition agreement that limits the employee’s ability to provide services to the Company.

(b) As of the Agreement Date, except as set forth on Part 3.20(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with a labor organization representing any Company Employee (a “Collective Bargaining Agreement”), and there are no labor organizations representing, purporting to represent or, to the Company’s Knowledge, seeking to represent any Company Employee.

(c) Except to the extent provided in the applicable subsections of Part 3.20(c) of the Company Disclosure Schedule (which such subsections correspond with the subsections in this Section 3.20(c)):

(i) none of the Company Employees have been, or currently are, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board, including, without limitation, the National Labor Relations Board or any other Governmental Body;

(ii) no representation election petition or application for certification has been filed by any of the Company Employees or is pending with the National Labor Relations Board or any other Governmental Body and no union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving Company Employees has occurred, is in progress, or, to the Company’s Knowledge, is threatened.

(iii) neither the Company nor any of its Subsidiaries has entered into any Collective Bargaining Agreements in the past;

(iv) neither the Company nor any of its Subsidiaries has suffered any labor dispute, any activity or proceeding by a labor union or representative thereof to organize any Company Employees or any picketing, lockouts, strikes, slowdowns, work stoppages, job actions or threats thereof by or with respect to any Company Employee;

(d) Part 3.20(d) of the Disclosure Schedule contains a complete and accurate list of each written and oral: (i) Company Employee Plan; (ii) Company Employment Agreement; and (iii) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC). With respect to each Company Employee Plan other than a Company Employee Plan that is maintained in any non-U.S. jurisdiction (together, the “International Employee Plans”), to the extent applicable, the Company has made available to Parent complete and accurate copies of: (A) the most recent annual report on Form 5500 required to have been filed with the Internal Revenue Service for each Company Employee Plan, including all schedules and attachments thereto; (B) the most recent determination letter, if any, from the Internal Revenue Service for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the current and historical plan documents and summary plan descriptions, and for each Company Employee Plan that is not in writing, a written description of the terms of such Company Employee Plan; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the Internal Revenue Service or the Department of Labor relating to any material compliance issues in respect of any such Company Employee Plan; (F) copies of all minutes and resolutions of any fiduciary or administrative committee meetings with respect to each Company Employee Plan; and (G) with respect to each International Employee Plan, to the extent applicable, (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Body with respect to such plan and (2) any document comparable to the determination letter referenced in clause (B) of this sentence above issued by a Governmental Body relating to the satisfaction of Law necessary to obtain the most favorable tax treatment.

(e) Except as set forth on Part 3.20(e) of the Disclosure Schedule, no Company Employee Plan is, nor has the Company, any of its Subsidiaries or any Company Affiliates maintained or contributed to or had any liability, obligation or commitment of any kind (“Liability”) in the past six (6) years in connection with any Company Employee Plan that was: (i) a “defined benefit plan” (as defined in Section 414 of the Code or Section 3(35) of ERISA); (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA); (iv) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Section 302 of ERISA, Section 412 or 430 of the Code or Title IV of ERISA; or (v) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f) Each Company Employee Plan and Company Employment Agreement has been established, maintained, operated and documented in all material respects in accordance with its material terms and with all applicable Law, including the applicable provisions of ERISA and the Code.

(g) Except as set forth on Part 3.20(g) of the Disclosure Schedule or as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Offer or the Merger will or would reasonably be expected to (either alone or upon the occurrence of termination of employment or service) constitute an event under any Company Employee Plan or Company Employee Agreement that will or may result (either alone or in connection with any other circumstance or event) in: (i) any payment or benefit becoming due or payable, or required to be provided, including any forgiveness of indebtedness, to any current or former Company Employee or other service provider of the Company or any of its Subsidiaries; (ii) any increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Company Employee or other service provider of the Company or any of its Subsidiaries; (iii) the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or (iv) an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or the imposition of any excise tax under Section 4999 of the Code. No Contracts or agreements provide for any gross-up payments for any current or former Company Employee of the Company or any of its Subsidiaries to cover any liability for tax under the Code, including but not limited to Sections 4999 or 409A, or similar laws, including state laws.

(h) Each Company Employee Plan or Company Employment Agreement that is subject to Section 409A of the Code has been maintained in written form and operated and administered in compliance in all material respects with Section 409A of the Code. No violation of Section 409A of the Code has occurred with respect to any Company Employee Plan or Company Employment Agreement that would trigger additional taxes under Section 409A of the Code.

(i) As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Employee Plan, the assets of any trust under any Company Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Company Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits payable in the ordinary course and pursuant to the terms of such plans, and no facts or circumstances exist that would reasonably be expected to give rise to any such Legal Proceedings.

(j) None of the Company, any of its Subsidiaries, or any Company Affiliates or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any third party fiduciary or party in interest with respect to any Company Employee Plan has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which will or could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Affiliates or any Company Employee Plan or for which the Company or any of its Subsidiaries or any Company Affiliates has any indemnification obligation.

(k) No Company Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA or any Company Employee Agreement provides welfare benefits to former employees, directors, contractors or other service providers of the Company, any of its Subsidiaries or any Company Affiliates, other than pursuant to Section 4980B of the Code or any similar applicable Law and at the sole expense of such former employees, directors, contractors or other service providers.

(l) Each Company Employee Plan that is intended to be “qualified” under Section 401 of the Code is so qualified and its related trust is tax-exempt, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the loss of such qualified or tax-exempt status and each such plan has timely been amended to comply with all applicable Laws.

(m) To the extent applicable, each International Employee Plan (i) has been approved by the relevant taxation and other Governmental Body so as to enable: (1) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan; and (2) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible; (ii) is in material compliance with the applicable provisions of the laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such International Employee Plan; and (iii) required to be registered has been registered and has been maintained in good standing with the applicable regulatory authorities. The fair market value of the assets of each Funded International Employee Plan, the liability of each insurer for any International Employee Plan funded through insurance or the book reserve established for any International Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Employee Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and any and all amounts required to be accrued with respect to any International Employee Plan or pursuant to any statutory requirements pertaining to employee benefits, mandatory contributions, retirement plans or similar benefits, have been properly and timely accrued, including accruals relating to any severance, termination pay or profit sharing benefits.

(n) All contributions, premiums and other payments required to be made with respect to any Company Employee Plan have been timely made, accrued or reserved for.

(o) Except as required by applicable Law or the terms of any Company Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Company Employee Plan or to continue or materially increase any benefits under any Company Employee Plan.

(p) Part 3.20(p) of the Disclosure Schedule contains a true and complete list of all persons who incurred an Employment Loss with the Company or any of its Subsidiaries since January 1, 2008, the date of such Employment Loss, each individual’s site of employment and the nature of such Employment Loss.

(q) The Company is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices and terms and conditions of employment.

3.21 Environmental Matters.

(a) Except as set forth on Part 3.21(a) of the Disclosure Schedule, there has been no Release of Hazardous Material on, under, at, from or in any way affecting any real properties: (i) now owned, leased or operated by the Company or its Subsidiaries; or (ii) to the Company’s Knowledge, previously owned, leased or operated by the Company or its Subsidiaries during such time that the Company or its Subsidiaries previously owned, leased or operated such properties, where such Release currently gives rise to, or would reasonably be expected to give rise to, material liabilities or obligations under Environmental Law.

(b) To the Company’s Knowledge, the Company and its Subsidiaries have conducted all Hazardous Material Activity in compliance in all material respects with Environmental Law. To the Company’s Knowledge, the Hazardous Material Activity of the Company and its Subsidiaries prior to the Closing has not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as set forth on Part 3.21(c) of the Disclosure Schedule, the Company and its Subsidiaries are in compliance with Environmental Law.

(d) Part 3.21(d) of the Disclosure Schedule lists all material Environmental Permits currently held by the Company and any Subsidiary and the listed Environmental Permits are all of the material Environmental Permits necessary for the continued operations of the Company and its Subsidiaries (including, without limitation, Hazardous Material Activity) as such operations are currently being conducted. All such Environmental Permits are valid and in full force and effect. The Company and its Subsidiaries have complied in all material respects with all covenants and conditions of such Environmental Permits. No circumstances exist with respect to the operations of the Company or any of its Subsidiaries which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(e) Except as set forth on Part 3.21(e) of the Disclosure Schedule, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim under Environmental Law is pending, or to the Company’s Knowledge, threatened, concerning or relating to the current operations of the Company or its Subsidiaries, any Hazardous Material Activity or any Environmental Permit.

(f) Part 3.21(f) of the Disclosure Schedule lists all material environmental assessments, reports, audits and other material environmental studies in the possession or under the control of the Company or any of its Subsidiaries that: (i) address material environmental issues (including, without limitation, Hazardous Material Activity); (ii) address the Company’s or any of its Subsidiaries’ compliance with Environmental Law; or (iii) address the present or past environmental condition of any real property that the Company or any of its Subsidiaries currently or formerly owned, operated, or leased. The Company has made available copies of all documents listed on Part 3.21(f) of the Disclosure Schedule.

(g) To the Company’s Knowledge, at no time has any facility, while owned or operated (either currently or formerly) by the Company or any of its Subsidiaries: (i) stored or used Hazardous Materials in quantities great enough to require written reporting to a Governmental Body pursuant to the Emergency Planning and Right-To-Know Act of 1986 (42 U.S.C. §11101 et seq.) or any state or local counterparts to such act; or (ii) generated hazardous waste in a quantity great enough to qualify the facility as a “large quantity generator” of hazardous waste pursuant to the Solid Waste Disposal Act, as amended (42 U.S.C. §6901 et seq.), or any state or local counterparts to such act.

(h) Except as disclosed in Part 3.21(h) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has Knowledge of any fact or circumstance that could result in liability to the Company or any of its Subsidiaries under any Environmental Law. Except as set forth on Part 3.21(h) of the Disclosure Schedule, neither the Company nor any or its Subsidiary has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising under any Environmental Law or relating to any Hazardous Material Activity undertaken by or on behalf of the Company or any of its Subsidiaries.

3.22 Insurance. Part 3.22-1 of the Disclosure Schedule lists each insurance policy maintained by the Company and its Subsidiaries as of the Agreement Date. The Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, title, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, and there is no existing default or event which, with or without the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that could not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since December 31, 2006, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company is accurate and complete to the extent that the failure of such information to be accurate and complete would entitle the applicable insurance carrier to cancel the insurance policy procured on the basis of or in reliance on such information, reduce the scope of coverage under such policy, increase the premiums payable by the Company or otherwise take any action adverse to the Company in any material respect. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company in writing of its intent to do so. Except as set forth on Part 3.22-2 of the Disclosure Schedule, none of the insurance policies will terminate or lapse (or be affected in any other adverse manner) by reason of the transactions contemplated by this Agreement.

3.23 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any of the assets owned or used by the Company or any of its Subsidiaries; (ii) that challenges, or that, if decided adversely to the Company or any of its Subsidiaries, would reasonably be expected to have the effect of, preventing, delaying, making illegal or otherwise interfering with, the Offer or the Merger; or (iii) that involves any Company Employee (in his or her capacity as such).

(b) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the assets owned or used by the Company or any of its Subsidiaries, is subject. To the Company’s Knowledge, no officer or other key employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries.

3.24 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders Meeting and entitled to vote (the “Required Shareholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock that may be necessary in connection with the consummation of the Merger.

3.25 Non-Contravention; Consents.

(a) Neither the execution, delivery or performance of this Agreement nor the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of: (A) the Company Charter Documents or the organizational documents of any Subsidiary of the Company; or (B) any resolution adopted by the shareholders, the Company Board or any committee of the Company Board;

(ii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Offer or the Merger or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any material portion of the assets owned or used by the Company or any of its Subsidiaries, is subject (except, in each case, pursuant to: (A) the HSR Act or any applicable foreign Law relating to antitrust or competition matters; or (B) existing rights of shareholders under the WBCL);

(iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by the Company or any of its Subsidiaries that otherwise relates to the business of the Company or any of its Subsidiaries or to any of the assets owned or used by the Company or any of its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which the Company or any of its Subsidiaries is a party, or give any Person the right to: (A) declare a default or exercise any remedy under any such Contract; (B) a rebate, chargeback, penalty or change in delivery schedule under any such Contract; (C) accelerate the maturity or performance of any such Contract; or (D) cancel, terminate or modify any term of any such Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or any of its Subsidiaries,

except, in the case of each of clauses (iv) and (v), for any contraventions, conflicts, violations, breaches, challenges, Encumbrances, revocations, withdrawals, suspensions, cancellations, terminations, modifications or other results that are immaterial to the operation of the Company’s business.

(b) Except as may be required by the Exchange Act, the WBCL and the HSR Act, the Company is not required to make any filing with, give any notice to or obtain any Consent from any Person in connection with: (i) the execution, delivery or performance of this Agreement; or (ii) the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, except in each case where the failure to make any filing, give any notice or obtain any Consent would, individually or in the aggregate, be immaterial.

3.26 Opinion of Financial Advisor. The Company Board has received the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) to the effect that, as of the date of such opinion and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Offer Price to be received by the holders of Shares (other than holders party to the Tender Agreements, Parent and their respective affiliates, including Purchaser) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.27 Financial Advisor. Except for Wells Fargo Securities, no broker, finder or investment banker is entitled to any brokerage, finder’s, opinion, success, transaction fee or other fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Affiliates.

3.28 Inapplicability of Anti-takeover Statutes. The restrictions applicable to business combinations contained in Section 180.1141 of the WBCL are not, and will not be, applicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer and the Merger. The Company Board has, at a meeting duly called and held prior to the execution of this Agreement specified that at and following the Acceptance Time the provisions of Section 180.1150 of the WBCL will not apply to any of the outstanding Shares, including any Shares held by Parent, Purchaser or any other Affiliate of Parent, which action and resolution have not been subsequently rescinded, modified or withdrawn in any way. No other state takeover statute or similar Law applies or purports to apply to the Offer, the Merger or this Agreement. The Company is not a “target company” as defined in Section 552.01(6) of the Wisconsin Statutes.

3.29 Related Party Transactions. Except as set forth in the Company SEC Documents filed or furnished prior to the Agreement Date, or compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand.

3.30 Schedule 14D-9; Proxy Statement; Offer Documents.

(a) The Schedule 14D-9, when filed with the SEC and on the date first published, sent or given to shareholders of the Company, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) The Proxy Statement, when filed with the SEC and on the date first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement.

(c) None of the information supplied by the Company or its officers, directors, representatives, agents or employees for inclusion in Offer Documents, when filed with the SEC and on the date the Offer Documents are first published, sent or given to shareholders of the Company and at the expiration date of the Offer, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Valid Existence. Parent is a corporation duly organized and validly existing under the laws of Japan and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Purchaser is a corporation duly organized and validly existing under laws of the State of Wisconsin and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Purchaser is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the nature of its activities make such qualification necessary, except, in the case of Parent, where the failure to be so qualified would not have a material adverse effect on Parent’s ability to consummate the Offer and the Merger. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation and bylaws or other constituent documents, as amended to date, of Purchaser.

4.2 Authority; Binding Nature of Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance by Parent of this Agreement has been duly authorized by any necessary action on the part of Parent and its board of directors. This Agreement has been duly executed and delivered by Parent and, assuming the due and valid authorization, execution and delivery of this Agreement by Company and Purchaser, constitutes the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to: (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of Law governing specific performance, injunctive relief, and other equitable remedies. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and the execution, delivery and performance by Purchaser of this Agreement has been duly authorized by any necessary action on the part of Purchaser and its board of directors. This Agreement has been duly executed and delivered by Purchaser and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Company, constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to: (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.3 Non-Contravention; Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the Offer, the Merger or any of the other transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time): (a) result in a violation of any provision of the certificate of incorporation or bylaws (or other applicable governing documents) of Parent or Purchaser; or (b) result in a violation by Parent or Purchaser of any order, writ, injunction, judgment or decree to which Parent or Purchaser is subject, except in each case for any violation that will not have a material adverse effect on the ability of Parent or Purchaser to timely consummate the transactions contemplated by this Agreement.

(b) Except as may be required by the Financial Instrument and Exchange Law of Japan, Exchange Act, the WBCL, the HSR Act and any comparable pre-merger notification filings, forms and submissions with any foreign Governmental Body that may be required by the merger notification or control Laws of any applicable foreign jurisdiction, the Japanese Foreign Exchange Law or the rules and regulations of the Tokyo Stock Exchange, neither Parent nor Purchaser is required to make any filing with, give any notice to or obtain any Consent from any Person in connection with: (i) the execution, delivery or performance of this Agreement; or (ii) the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, except in each case where the failure to make any filing, give any notice or obtain any Consent would, individually or in the aggregate, be immaterial.

4.4 No Legal Proceedings Challenging the Merger. As of the Agreement Date: (a) there is no Legal Proceeding pending against Parent or Purchaser challenging the Merger; and (b) to Parent’s knowledge, no Legal Proceeding has been threatened against Parent or Purchaser challenging the Merger.

4.5 Activities of Purchaser. Purchaser was formed solely for the purpose of effecting the Merger. Purchaser has not and will not engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Purchaser or any of its Subsidiaries expressly for inclusion or incorporation by reference in: (a) the Offer Documents or the Schedule 14D-9, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.7 Financing. Parent and Purchaser currently have, and will have available at the Expiration Date (as the same may be extended from time to time pursuant to Section 1.1(d) of this Agreement) or the Effective Time, as applicable, sufficient funds to consummate the Offer and the Merger, including payment in full for all Shares outstanding at the Effective Time.

4.8 No Additional Representations. Parent and Purchaser acknowledge that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III.

ARTICLE V

COVENANTS

5.1 Access and Investigation.

(a) During the period commencing on the Agreement Date and ending at such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), the Company shall, and shall cause its Subsidiaries and Representatives to: (i) provide Parent and Parent’s Representatives with reasonable access, upon reasonable notice and during normal business hours, to the Company’s Representatives, properties, books, records, Tax Returns, material operating and financial reports, work papers and other documents and information relating to the Company and its Subsidiaries (including the Company Owned IP); (ii) provide Parent and Parent’s Representatives with such copies of the books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request; and (iii) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of the Company responsible for the Company’s financial statements and the internal controls of the Company and its Subsidiaries to discuss such matters as Parent may reasonably deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act or similar act applicable thereto and the rules and regulations relating thereto or otherwise in connection with the Offer and the Merger. No information or knowledge obtained by Parent or its Representatives in any investigation conducted pursuant to this Section 5.1(a) shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Purchaser to consummate the transactions contemplated hereby (including the Offer and the Merger), or the remedies available to the parties hereunder. Notwithstanding anything to the contrary herein, neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such Person or violate any applicable Law.

(b) During the period commencing on the Agreement Date and ending at such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), the Company shall, and shall cause its Subsidiaries and Representatives to, provide Parent and Parent’s Representatives with reasonable access, upon reasonable notice and during normal business hours, to any real property now owned, leased or operated by the Company or its Subsidiaries for the purpose of Parent’s or Parent’s Representatives’ performing environmental site assessments of such real property. Parent or Parent’s Representatives will organize and conduct any such assessment in a manner that complies with applicable Laws and regulations and does not cause or result in any disruption or damage at such property, or any loss, expense, undue burden, or interference with the business operations at such real property. Parent or Parent’s Representatives will not be permitted to conduct any intrusive environmental sampling at any real property (such as soil borings, water samplings and the like) without Company’s prior consent, which consent may be withheld in Company’s reasonable discretion and which may be conditioned, among other things, upon Parent’s or Parent’s Representatives’ delivery to the Company of a written plan for the collection of intrusive samples.

5.2 Operation of the Company’s Business.

(a) Except as (i) expressly required by this Agreement, (ii) required by applicable Law, or (iii) consented to in writing in advance by Parent, during the period commencing on the Agreement Date and continuing until such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), the Company shall, and shall cause its Subsidiaries to: (A) conduct its business (1) in the ordinary course consistent with past practices and (2) in compliance in all material respects with all applicable Laws; (B) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes for which adequate reserves have been established in accordance with GAAP on the appropriate financial statements; (C) pay or perform all material obligations when due; (D) use commercially reasonable efforts to ensure that it preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, licensors, licensees and other Persons having business relationships with the Company; (E) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the Agreement Date covering all material assets of the Company; and (F) keep in full force and effect all Company Registered IP and all material Company Owned IP.

(b) Except as (i) expressly required by this Agreement, (ii) required by applicable Law, or (iii) consented to in writing in advance by Parent, during the period commencing on the Agreement Date and continuing until such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), the Company shall not, nor shall it permit any of its Subsidiaries to:

(i) declare, accrue, set aside or pay any dividend or make any other actual, constructive or deemed distribution in respect of any shares of capital stock; split, combine or reclassify any capital stock; or acquire, redeem or otherwise reacquire any shares of capital stock or other securities;

(ii) sell, issue, grant or authorize the sale, issuance or grant of any: (A) capital stock or other security; (B) option, call, warrant, restricted stock unit or right to acquire any capital stock or other security; or (C) instrument convertible into or exchangeable for any capital stock or other security, except that, in the case of clause (A), the Company may issue shares of Company Common Stock pursuant to the exercise of Company Options under the Option Plans, in each case, outstanding on the Agreement Date;

(iii) amend or otherwise modify any of the terms of any outstanding Company Option or other security, except as required by applicable Laws or as contemplated by this Agreement;

(iv) amend or permit the adoption of any amendment to the Company Charter Documents or the organizational documents of any Subsidiary of the Company;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Offer and the Merger);

(vi) acquire any Equity Interest, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vii) enter into any Contract that would impose any restriction or Encumbrance on any Company Owned IP, including Company Registered IP, or on the right or ability of the Company or any of its Subsidiaries: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, manufacture, license, market, assemble, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; (E) to transact business with any other Person; or (F) to operate at any location in the world;

(viii) other than in a manner materially consistent with the Company’s 2012 budget (as made available to Parent prior to the date hereof), make any capital expenditure;

(ix) other than in the ordinary course of business and consistent with past practice, enter into, amend or terminate any Material Contract, or waive any material term of, right, remedy or material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries under, any Material Contract;

(x) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case: (A) the sale of goods or grants of non-exclusive licenses in the ordinary course of business consistent with past practice; or (B) transactions with respect to assets that are not material to the business of the Company or its Subsidiaries);

(xi) make any pledge of any of its assets or permit any of its assets, or any of its cash equivalents or short-term investments, to become subject to any Encumbrances;

(xii) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(xiii) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, violate or terminate any of the terms of any Company Leases;

(xiv) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for indebtedness incurred under, or payments of indebtedness applied to, the Company’s existing credit facilities, provided that the total indebtedness thereunder shall at no time exceed such amounts as are available under the terms of the Company’s existing credit facilities as of the Agreement Date;

(xv) establish, adopt, enter into or amend any Company Employee Plan or Company Employee Agreement, pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company Employees (except that the Company may: (A) provide routine salary increases to Company Employees in the ordinary course of business and in connection with the Company’s customary employee review process; (B) enter into Company Employee Agreements with newly-hired Company Employees in substantially the form provided to Parent prior the Agreement Date; (C) amend the Company Employee Plans to the extent required by applicable Legal Requirements; and (D) make customary bonus and profit-sharing payments in accordance with plans or arrangements existing on the date of this Agreement);

(xvi) communicate with employees of the Company or any Subsidiary regarding the compensation, benefits or other treatment that they will receive from the Surviving Corporation;

(xvii) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Company Employee Plans or agreements subject to the Company Employee Plans or any other Contract of the Company other than deposits and contributions that are required pursuant to the terms of the Company Employee Plans or any agreements subject to the Company Employee Plans in effect as of the date hereof;

(xviii) hire any employee with an annual base salary in excess of $150,000;

(xix) enter into any collective bargaining agreement;

(xx) other than as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xxi) except as required by applicable Laws or GAAP, revalue in any material respect any of its properties or assets including without limitation writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(xxii) except as required by applicable Laws, make or change any material Tax election, make any change in any of the accounting methods or practices presently used for any Tax purpose, enter into any agreement or settle any claim or assessment in respect of Taxes or extend any statute of limitations for the collection of any Taxes;

(xxiii) commence any Legal Proceeding, except: (A) with respect to routine matters in the ordinary course of business consistent with past practice; or (B) in connection with a breach of this Agreement or related to the Offer or the Merger;

(xxiv) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other liabilities (A) reflected or reserved against in full in the Company

Balance Sheet or incurred since March 31, 2012 in the ordinary course of business consistent with past practice or (B) subject to Section 5.9, in respect of certain shareholder litigation that involves only the payment or receipt of money (and not the assumption of any liability or obligation, including the grant to any third party of any license, covenant not to sue, immunity or other right with respect to or under any of the Company Owned IP) in an amount less than $250,000; provided, that in connection with such payment the Company shall have received a complete and unconditional release against the Company and its Subsidiaries;

(xxv) except as required by applicable Laws, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of the Company other than the Company Shareholders Meeting;

(xxvi) enter into any new line of business outside of its existing business segments or discontinue or otherwise cease operations in any material footwear product style within any existing material business segment;

(xxvii) adopt or implement a shareholder rights plan;

(xxviii) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xxix) hire any employee without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement; or

(xxx) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

5.3 Company Shareholders Meeting.

(a) If adoption of this Agreement by the Company’s shareholders is required by applicable Law in order to consummate the Merger, the Company shall, as soon as practicable after the Acceptance Time, prepare and the Company shall file with the SEC a proxy statement (collectively, as amended or supplemented, the “Proxy Statement”) that will be provided to the Company’s shareholders in connection with solicitation of proxies for use at the meeting of the Company’s shareholders called to vote upon this Agreement and the transactions contemplated by this Agreement (the “Company Shareholders Meeting”). The Company shall include in the Proxy Statement the Company Board Recommendation. Parent and Purchaser, as the case may be, shall furnish all information concerning Parent and Purchaser (and their respective Affiliates, if applicable) as the Company may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to applicable Law, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company’s shareholders as promptly as practicable following the Acceptance Time. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective Representatives for use in the Proxy Statement if and to the extent that such information contains any untrue statement of material fact or omits to state a material fact required to be stated therein, or to the extent necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall take all steps necessary to cause the Proxy Statement, as so corrected, to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide in writing to Parent, Purchaser and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after such receipt, and the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on any response to any such comments of the SEC or its staff, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable).

(b) If approval and adoption of this Agreement by the Company’s shareholders is required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, as soon as practicable following the Acceptance Time and in accordance with applicable Law and the Company Charter Documents, promptly and duly call, establish a record date for, give notice of, convene and hold as soon as reasonably practicable following the date hereof, the Company Shareholders Meeting. At the Company Shareholders Meeting, Parent and Purchaser shall cause all Shares then owned by them and their Subsidiaries to be voted in favor of the approval and adoption of this Agreement.

5.4 No Solicitation by the Company; Other Offers.

(a) Subject to Section 5.4(b), from the Agreement Date until the Acceptance Time, the Company shall not, nor shall it authorize or permit any of its Subsidiaries or controlled Affiliates or any of its or their respective Representatives to, directly or indirectly through another Person, except as otherwise provided below: (i) solicit, initiate, encourage, facilitate, induce or take any other action which could reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to facilitate or induce any effort or attempt to make or implement an Acquisition Proposal; (iii) except as required by applicable Law, furnish to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser); (iv) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement; (v) terminate, amend, modify or waive any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person; or (vi) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all activities, discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall promptly (and in any event within one (1) day following the date hereof) deny access to any data room (virtual or actual) containing any confidential information previously furnished to any Third Party relating to the consideration of any Acquisition Proposal by any such Third Party.

(b) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the Acceptance Time, in response to a bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to result in a Superior Proposal and which Acquisition Proposal did not result from or arise in connection with a breach of this Section 5.4, the Company may, subject to compliance with Section 5.4(c), upon a good faith determination by the Company Board (after receiving the advice of its outside counsel) that failure to take such action would or would be reasonably likely to be a breach of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law: (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives); provided, however, that the Company and such Person enter into a customary confidentiality agreement (which shall permit the Company to comply with the terms of Section 5.4(c)) containing customary confidentiality and standstill provisions but not providing for reimbursement by the Company of any fees, costs or expenses; and provided further, that all such information shall have been previously provided to Parent or is provided to Parent prior to or at the same time that it is provided to such Person; and (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal. The Company shall not take any of the actions referred to in clauses (i) and (ii) of the immediately preceding sentence unless the Company shall have notified Parent in writing at least forty-eight (48) hours prior to taking such action that it intends to take such action and the basis therefor.

(c) In addition to the obligations set forth in Section 5.4(b), the Company shall promptly advise Parent orally and in writing, in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal (including any request for information or other inquiry in connection with or which could reasonably be expected to lead to an Acquisition Proposal), of the Company’s receipt of such Acquisition Proposal or request for information or other inquiry in connection with or which could reasonably be expected to lead to an Acquisition Proposal, and in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal and the terms and conditions of any proposal or offer or the nature of any inquiries or contacts, and thereafter shall promptly keep Parent informed of all developments affecting the status, details and terms and conditions of any such Acquisition Proposal and of the status of any such discussions or negotiations. In addition to the foregoing, the Company shall provide Parent with at least thirty-six (36) hours prior written notice of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal (including any request for information or other inquiry in connection with or which could reasonably be expected to lead to an Acquisition Proposal) or a Change in Company Board Recommendation.

(d) Without limiting the generality of the foregoing, Parent, Purchaser and the Company acknowledge and agree that any violation of the restrictions set forth in this Section 5.4 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company. The Company shall not enter into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement as permitted by Section 5.4(b)) contemplating or otherwise relating to an Acquisition Proposal unless and until this Agreement is terminated pursuant to Article VII and the Company has paid all amounts due to Parent pursuant to Section 7.3, if any.

(e) The Company Board shall not: (i) fail to make the Company Board Recommendation to the Company’s shareholders in the Schedule 14D-9 and otherwise; (ii) withhold, withdraw, amend or modify in a manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or Company Acquisition Agreement (other than those relating to the Offer, it being understood that, with respect to a tender offer or exchange offer, taking a neutral position or no position with respect to any Acquisition Proposal will be deemed a breach of this clause (iii)); (iv) fail to publicly recommend against acceptance of any tender offer or exchange offer other than the Offer within ten (10) Business Days of the commencement of such offer; or (v) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (v) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Company Board may, at any time prior to the Acceptance Time, take any of the actions set forth in Section 5.4(e)(i) and Section 5.4(e)(ii) below; provided, however, that prior to taking any such action, the Company complies with Section 5.4(f) of this Agreement:

(i) effect a Change in Company Board Recommendation in response to an Acquisition Proposal that did not result from or arise in connection with a breach of this Section 5.4, if the Company Board concludes in good faith, after consultation with the Company’s outside counsel, that failure to take such action would or would be reasonably likely to be a breach of its fiduciary duties to the Company’s shareholders under applicable Law and the Company Board concludes in good faith, after consultation with the Company’s financial advisor of nationally recognized reputation and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal; and

(ii) cause the Company to terminate this Agreement pursuant to Section 7.1(j) in order to enter into a Company Acquisition Agreement, but only if (A) the Company receives an Acquisition Proposal that did not result from or arise in connection with a breach of this Section 5.4, that the Company Board concludes in good faith, after consultation with the Company’s financial advisor of nationally recognized reputation and outside counsel, constitutes a Superior Proposal, (B) the Company Board concludes in good faith, after consultation with outside counsel, that failure to terminate this Agreement and enter into such definitive agreement would or would be reasonably likely to be a breach of its fiduciary duties to the Company’s shareholders under applicable Law and (C) concurrently with such termination the Company pays the Termination Fee to Parent in accordance with Section 7.3.

(f) Notwithstanding anything to the contrary set forth in Section 5.4(e), the Company shall not be entitled to: (i) make a Change in Company Board Recommendation pursuant to Section 5.4(e)(i); or (ii) terminate this Agreement in order to enter into any Company Acquisition Agreement pursuant to Section 5.4(e)(ii), unless: (A) the Company shall have first provided at least three (3) Business Days prior written notice to Parent that it is prepared to (1) make a Change in Company Board Recommendation (a “Recommendation Change Notice”) or (2) terminate this Agreement pursuant to Section 7.1(j) in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall contain a description of the material terms and conditions of such Superior Proposal, including a copy of the Company Acquisition Agreement in the form to be entered into (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); (B) during such three (3) Business Day period, if requested by Parent, the Company has engaged in good faith negotiations with Parent to amend this Agreement in such a manner that would, in the good-faith judgment of the Company Board (after consultation with the Company’s outside counsel and the Company’s financial advisor of nationally recognized reputation), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal; and (C) at the end of such three (3) Business Day period in respect of a proposed Change in Company Board Recommendation in accordance with Section 5.4(e)(i) or a proposed termination of this Agreement in accordance with Section 5.4(e)(ii), such Acquisition Proposal has not been withdrawn and the Company Board determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal, taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in response to a Recommendation Change Notice or Superior Proposal Notice, as a result of the negotiations required by the preceding clause (B) or otherwise. Any material changes to the financial terms of such Superior Proposal occurring prior to the Company’s effecting a Change in Company Board Recommendation or terminating this Agreement pursuant to Section 7.1(j) shall require the Company to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new three (3) Business Day period during which the Company must comply with clauses (A) through (C) of this Section 5.4(f).

(g) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure required under applicable Law; provided, however, that this Section 5.4(g) shall not affect the obligations of the Company and the Company Board and the rights of Parent and Purchaser under Section 5.4(e) and Section 5.4(f) of this Agreement, to the extent applicable to such disclosure (it being understood that no “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act to the Company’s shareholders that is required to be made to such shareholders under applicable Law shall be deemed to be a Change in Company Board Recommendation; provided, however, that if any such disclosure does not concurrently and expressly reaffirm the Company Board Recommendation or if it has the effect of withdrawing, or of qualifying or modifying in a manner adverse to Parent or Purchaser, the Company Board Recommendation, then such disclosure shall be deemed to be a Change in Company Board Recommendation).

(h) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement at any time prior to the Effective Time, the Company Board may effect a Change in Company Board Recommendation if, (i) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and the Company’s financial advisor of nationally recognized reputation) that the failure to effect a Change in Company Board Recommendation would or would be reasonably likely to be a breach of its fiduciary duties to the Company’s shareholders under applicable Law and (ii) prior to effecting a Change in Company Board Recommendation, the Company shall have first (A) provided Parent, with at least three (3) Business Days prior written notice, a Recommendation Change Notice describing in reasonable detail the reasons for such Change in Company Board Recommendation; (B) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to affect a Change in Company Board Recommendation would not or would not be reasonably likely to be a breach of its fiduciary duties to the

Company’s shareholders under applicable Law; and (C) at the end of such three (3) Business Day period, the Company Board shall have determined in good faith (after consultation with the Company’s outside legal counsel and the Company’s financial advisor of nationally recognized reputation) that the failure to effect a Change in Company Board Recommendation would still or would still be reasonably likely to be a breach of its fiduciary duties to the Company’s shareholders under applicable Law.

5.5 Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (and in any event within five (5) Business Days) after the Agreement Date: (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger; and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under any other antitrust, competition, trade regulation (including Japanese Foreign Exchange Law), or other Law relating to the Offer and the Merger, in each case as Parent may deem necessary. Each party shall promptly: (A) respond at the earliest practicable date to any requests for additional information made by any Governmental Body; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel; and (D) share equally all fees and expenses incurred in connection with filings made in connection with this Section 5.5(a). In connection with the foregoing: (1) whenever possible, each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Body with respect to the Merger, subject to advice of such party’s antitrust counsel; (2) where reasonably practical, none of the parties hereto shall independently participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Body in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, the opportunity to attend and/or participate; (3) if one party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending any meetings, conferences or conversations, the attending party shall keep the other reasonably apprised with respect thereto; and (4) the parties hereto shall consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any antitrust Laws.

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Purchaser and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and other third parties, and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Offer and the Merger; provided, however, that nothing in this Agreement shall be deemed to require Parent or the Company or any Subsidiary thereof to agree to any requirement to divest, license or hold separate by itself or any of its Affiliates shares of capital stock or any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such business, assets, properties and stock. Without limiting the foregoing, Parent agrees to cause Purchaser to satisfy all of its obligations under this Section 5.5.

5.6 Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted in accordance with Section 5.4, Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offer and the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final determination of the disclosure requirements under applicable Law shall be made by the disclosing party after consultation with its outside counsel).

5.7 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall cause the Company, Surviving Corporation or any of their respective Subsidiaries, as the case may be, to the extent permitted by applicable Law, to: (i) indemnify and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its Subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the Agreement Date by the Company or any of its Subsidiaries pursuant to the Company Charter Documents in existence on the date hereof that are made available to Parent; and (ii) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the Closing Date, provisions regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses to officers and directors that are at least as favorable as those contained in the Company Charter Documents. If the Company or the Surviving Corporation, as the case may be, or any of their respective successors or assigns shall: (A) consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (B) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.7.

(b) The Company shall, prior to the Expiration Date, purchase a six (6) year “tail” prepaid policy on the same terms and conditions as the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger; provided, that the cost of such “tail” policy shall in no event exceed 300% of the amount of the last annual premium paid by the Company for such existing directors’ and officers’ liability (and fiduciary) insurance.

(c) Parent shall cause the Company, Surviving Corporation or any of their respective Subsidiaries, as the case may be, to assume, honor and fulfill all obligations of the Company or any of its Subsidiaries pursuant to any written indemnification agreements with the indemnified parties, or any other person entitled to the benefit of this Section 5.7, as applicable, identified on Part 3.12(a)(vii) of the Disclosure Schedule.

5.8 Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:

(a) upon becoming aware: (i) that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect; (ii) of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; or (iii) of the occurrence or non-occurrence of any event that is reasonably likely to result in any of the conditions in Annex A not being satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warrant of such party set forth herein or the conditions to the obligations of the other party to consummate the transactions contemplated hereby (including the Offer and the Merger), or the remedies available to the parties hereto;

(b) of any written communication from any Person alleging that the consent of such Person is required in connection with the Offer or the Merger;

(c) of any material written communication from any Governmental Body related to the Offer or the Merger; and

(d) of any proceedings commenced and served or threatened in writing against it or any of its Subsidiaries that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement.

5.9 Shareholder Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 7.1: (a) the Company shall promptly advise Parent in writing of any shareholder litigation against the Company or its directors relating to this Agreement, the Offer or the Merger and shall keep Parent fully informed regarding any such shareholder litigation; and (b) the Company shall give Parent the opportunity to participate at Parent’s expense in the defense or settlement of any such shareholder litigation and shall not settle any such shareholder litigation without the prior written consent of Parent.

5.10 Rule 14d-10. Prior to the Acceptance Time, the Company (acting through its compensation committee of independent directors) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into prior to, on or after the Agreement Date by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on any Company Board or compensation committee resolutions proposed to be adopted by the Company pursuant to this Section 5.10 prior to the adoption thereof.

5.11 Confidentiality. The parties acknowledge that Parent and the Company have previously executed a confidentiality agreement, dated as of February 28, 2011 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

ARTICLE VI

CONDITIONS TO MERGER

6.1 Conditions to Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Closing of the following conditions:

(a) Shareholder Approval. Unless the Merger is consummated pursuant to Section 180.1104 of the WBCL as contemplated by Section 2.10 of this Agreement, this Agreement shall have been duly approved and adopted by the Required Shareholder Vote.

(b) No Restraints. No Law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body (collectively, “Restraints”) shall be in effect or overtly threatened that would enjoin, restrain, prevent or prohibit the consummation of the Merger or make the consummation of the Merger illegal.

(c) Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by the Required Shareholder Vote:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other party, if the Acceptance Time shall not have occurred on or prior to the close of banking business, Pacific time, on September 21, 2012 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure of the Acceptance Time to occur by the Outside Date is caused by a failure of such party to perform or comply in all material respects with any of its covenants or obligations under this Agreement;

(c) by either Parent or the Company, upon written notice to the other party, if the Offer shall have expired or been terminated in accordance with the terms of this Agreement without any Shares being purchased thereunder; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the failure of the Shares to be purchased is caused by failure of such party to perform or comply in all material respects with any of its obligations or covenants under this Agreement;

(d) by either Parent or the Company, upon written notice to the other party, if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, writ, injunction, judgment, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to a party if the issuance of such final, non-appealable Restraint is caused by a failure of such party to perform or comply in all material respects with any of its obligations or covenants under this Agreement; and provided further that the party seeking to terminate this Agreement shall have used its reasonable best efforts to prevent the entry of and to remove or lift such order, writ, injunction, judgment, decree or ruling;

(e) by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if a Triggering Event shall have occurred;

(f) by Parent, in the event that, following the Agreement Date, there shall have occurred a Company Material Adverse Effect (whether or not events or circumstances occurring prior to the Agreement Date caused or contributed to the occurrence of such Company Material Adverse Effect), which is not, or cannot be, cured by the earliest of the date that is thirty (30) days after written notice thereof is provided by Parent to Company, the Outside Date or the Expiration Date (taking into account any extensions thereof described in Section 1.1(d));

(g) by Parent, upon written notice to the Company, if, prior to the Acceptance Time: (i) the Company shall have failed to perform or comply in all material respects with any of its obligations or covenants under this Agreement; or (ii) any representation or warranty of the Company set forth in Article III of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in either case, result in the Offer Conditions set forth in clauses (c) or (d) of paragraph 2 of Annex A not being satisfied, and in the case of both clauses (i) and (ii), such breach is not curable, or, if curable, is not cured by the thirtieth (30th) calendar day after notice thereof;

(h) by the Company, upon written notice to Parent, if: (i) Purchaser fails to commence the Offer in violation of Section 1.1 hereof; (ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of this Agreement; or (iii) at any scheduled expiration date of the Offer, if all of the Offer Conditions are satisfied, Purchaser fails to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer;

(i) by the Company, upon written notice to Parent, if, prior to the Acceptance Time: (i) Parent shall have failed to perform or comply in all material respects with any of its obligations or covenants under this Agreement; or (ii) any representation or warranty of Parent and Purchaser set forth in Article IV of this Agreement shall have been inaccurate when made or shall have become inaccurate, that would, in either case, have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer and the Merger, and in the case of both clauses (i) and (ii), such breach is not curable, or, if curable, is not cured by the thirtieth (30th) calendar day after notice thereof; or

(j) by the Company, upon written notice to Parent, if, at any time prior to the Acceptance Time, the Company Board determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal and the Company has complied with all of the provisions of Section 5.4, and shall concurrently with such termination enter into the Company Acquisition Agreement and pay to Parent the Termination Fee. Any purported termination pursuant to this Section 7.1(j) that is not in compliance with the requirements of this Section 7.1(j) shall be null and void and of no effect.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the parties shall be relieved of all rights and obligations hereunder, whether accrued, contingent or otherwise; provided, however, that (a) the provisions of Section 5.6 (Public Announcements), Section 5.11 (Confidentiality), this Section 7.2, Section 7.3 and Article VIII shall survive the termination of this Agreement and shall remain in full force and effect and (b) such termination shall not relieve any party from liability for any fraud or willful breach of its representations or warranties or covenants hereunder. For purposes of this Section 7.2, a breach is “willful” if it is the consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

7.3 Expenses; Termination Fee.

(a) Expenses. Except as set forth in Section 5.5 and Section 7.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

(b) Termination Fee.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(e), the Company shall pay to Parent the Termination Fee no later than the second (2nd) Business Day following such termination.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(j), prior and as a condition to the effectiveness of such termination, the Company shall pay to Parent the Termination Fee.

(iii) In the event that this Agreement is terminated by (A) Parent or the Company pursuant to (1) Section 7.1(b) or (2) Section 7.1(c) and at the time of termination under Section 7.1(c) the Minimum Condition is not satisfied, or (B) by Parent pursuant to Section 7.1(g), and at or prior to the termination of this Agreement under clause “(A)” or clause “(B)”, a Third Party or the Company shall have publicly disclosed that such Third Party has made, or is considering making, an Acquisition Proposal, then: (y) within two (2) Business Days of such termination, the Company shall pay to Parent an amount in cash equal to all reasonable documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants and the costs of all filing fees and printing costs) incurred by Parent or its Affiliates in connection with this Agreement, the Offer or the Merger up to, but not exceeding $1,000,000 (the “Parent Expenses”); and (z) if within twelve (12) months after the date of termination of this Agreement the Company enters into a definitive agreement providing for, or consummates, a transaction within the scope of the definition of “Acquisition Transaction,” then the Company shall within two (2) Business Days after the entry into such definitive agreement, or concurrently with the consummation of such transaction, whichever is earlier, cause to be paid to Parent, by wire transfer of immediately available funds, an amount equal to the Termination Fee less any Parent Expenses previously reimbursed by the Company.

(iv) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(c) and at the time of termination the Minimum Condition is not satisfied, and the Company is not otherwise required to make any payment to Parent under Section 7.3(b)(iii), then within two (2) Business Days of such termination, the Company shall pay to Parent an amount equal to the Parent Expenses.

(c) All payments under Section 7.3(b) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) The Company acknowledges and hereby agrees that the provisions of Section 7.3(b) are an integral part of the transactions contemplated by this Agreement (including the Offer and the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company, the Company shall pay to Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(e) In the event that Parent shall receive the Termination Fee or Parent Expenses, as applicable, such receipt shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, any of its Affiliates, or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment hereof) or any matter forming the basis for such termination, and none of Parent, any of its Affiliates, or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or its Subsidiaries or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby, or any matters forming the basis for such termination.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1 Amendment or Supplement. Subject to applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Required Shareholder Vote, by written agreement signed by all of the parties hereto; provided, however, that following approval of this Agreement by the Company’s shareholders, there shall be no amendment of or change to the provisions of this Agreement which, pursuant to applicable Law, would require further approval by the Company’s shareholders without receipt of such approval.

8.2 Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Purchaser in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3 No Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Expiration Date. This Section 8.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the Expiration Date.

8.4 Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the Disclosure Schedule and the Confidentiality Agreement, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any Person, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except with respect to: (a) following the Acceptance Time, the rights of holders of Shares to receive the Offer Price for Shares that were validly tendered and not withdrawn and, following the Effective Time, the Merger Consideration as provided in Article I and Article II, and, following the Acceptance Time, the rights of holders of Company Options to receive the consideration described in Article II; and (b) the directors and officers of the Company covered by Section 5.7.

8.5 Applicable Law; Jurisdiction. Except to the extent that the WBCL must mandatorily govern the terms of the Merger, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All actions and proceedings arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any court of the United States located in the State of Delaware), and the parties irrevocably submit to the jurisdiction of such courts (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

8.6 Specific Enforcement. The parties hereto agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with the terms hereof or are otherwise breached, and that the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall, prior to the termination of this Agreement, be entitled to specific performance and the issuance of injunctive and other equitable relief to prevent any breach or threatened breach of this Agreement. The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Parent and Purchaser may assign, in their sole discretion, any or all of their rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company, but no such assignment shall relieve Parent or Purchaser of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day (or, if international, two (2) Business Days) after being sent by an internationally recognized overnight air courier; (c) on the date of actual delivery if delivered personally (with written confirmation of receipt); or (d) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Purchaser:

ABC-Mart, Inc,

19F Shibuya Mark City West

1-12-1 Dogenzaka

Shibuya-Ku, Tokyo 150-0043

Attention: President

Facsimile No: 81 (3) 3476-5623

with a copy to (which copy shall not constitute notice):

Paul Hastings LLP

4747 Executive Drive, Ste 12

San Diego, CA 92007

Attention: Carl R. Sanchez

Facsimile No: (858) 458-3000

if to the Company:

LaCrosse Footwear, Inc.

17634 NE Airport Way

Portland, OR 97230

Attention: President and Chief Executive Officer

Facsimile No: (503) 382-2509

with copies to (which copies shall not constitute notice):

Garvey Schubert Barer

Second & Seneca Building

1191 Second Avenue

18th Floor

Seattle, WA 98101-2939

Attention: Bruce A. Robertson

Facsimile No: (206) 464-0125

Garvey Schubert Barer

Bank of America Financial Center

121 SW Morrison Street

11th Floor

Portland, OR 97204-3141

Attention: Stephen J. Connolly

Facsimile No: (503) 226-0259

8.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect. The parties further agree to use reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.10 Construction.

(a) For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) references to “$” or “dollars” refer to U.S. dollars.

(e) the phrase “made available,” when used in reference to anything made available to Parent, Merger Sub or their respective Representatives, shall mean materials uploaded to and made available to Parent, Merger Sub and their Representatives in the on-line data room hosted by Intralinks, Inc. on behalf of the Company in the on-line workspace captioned “Project Great Outdoors” at least two (2) days prior to the date of this Agreement.

(f) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

8.11 Disclosure Schedule. The Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Agreement and the disclosure or exception in any section or paragraph shall qualify (i) the corresponding sections and/or paragraphs in this Agreement, (ii) such other sections and/or paragraphs of this Agreement that are reasonably cross-referenced in the section of the Disclosure Schedule to which the disclosure or exception is being taken and (iii) such other sections and/or paragraphs of this Agreement to the extent the applicability of such any such section and/or paragraph is reasonably apparent on its face, it being understood that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed to be an admission by the Company that such item is or was material or is or was required to be disclosed therein.

8.12 Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ABC-MART, INC.

By:	/s/ Minoru Noguchi

Name:	Minoru Noguchi

Title:	President

XYZ MERGER SUB, INC.

By:	/s/ Jo Kojima

Name:	Jo Kojima

Title:	Chief Executive Officer

LACROSSE FOOTWEAR, INC.

By:	/s/ Joseph P. Schneider

Name:	Joseph P. Schneider

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex A and not otherwise defined herein will have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

1. Notwithstanding any other provision of the Offer or the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares tendered in connection with the Offer and may, subject to the terms of the Agreement, terminate or amend the Offer, unless, immediately prior to the then-scheduled Expiration Date:

(a) (i) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act and Japanese Foreign Exchange Law shall have expired or been terminated, (ii) any applicable waiting period required to consummate the Offer or the Merger under non-U.S. antitrust or competition-related Laws shall have expired or have been terminated, and (iii) any Consent required under such non-U.S. antitrust or competition-related Law or Japanese Foreign Exchange Law (if applicable) in connection with the Offer or the Merger shall have been obtained and be in full force and effect; and

(b) there shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee and before the issuance of any Top-Up Option Shares) which, together with any Shares then owned, directly or indirectly, by Parent, Purchaser and any other wholly owned Subsidiary of Parent, represents at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis in accordance with the terms of this Agreement) (this clause (b), the “Minimum Condition”).

2. Additionally, notwithstanding any other provision of the Offer or the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Agreement, may terminate or amend the Offer if, immediately prior to the then-scheduled Expiration Date, any of the following conditions exist:

(a) (i) any Law shall be enacted, enforced, promulgated, amended, issued or deemed applicable to any of the transactions contemplated by the Agreement (including the Offer and the Merger) by any Governmental Body, that restrains, enjoins or otherwise prohibits the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger) in any jurisdiction or that has the effect of making the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger) illegal in any jurisdiction; (ii) any order, judgment, decree or injunction (whether temporary, preliminary or permanent) shall be issued or granted (or overtly threatened to be issued or granted) by a Governmental Body that restrains, enjoins or otherwise prohibits (or would reasonably be expected to restrain, enjoin or otherwise prohibit) the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger) in any jurisdiction or that has (or would reasonably be expected to have) the effect of making the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger) illegal in any jurisdiction; or (iii) any action has been taken or overtly threatened to be taken by a Governmental Body that seeks any of the consequences referred to in clauses (i) through (v) inclusive of paragraph 2(b) of this Annex A;

(b) there shall be instituted or pending any Legal Proceeding brought by a Governmental Body:

(i) seeking to restrain, enjoin or otherwise prohibit the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement or the Tender Agreement (including the voting provisions thereunder);

(ii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger;

(iii) seeking to prohibit or impose any limitations on the ownership or operation by Parent, Purchaser (or any of their respective Subsidiaries) of all or any portion of businesses, technologies or assets of Parent, Purchaser, the Company or any of their respective Affiliates, or to compel Parent or Purchaser to dispose of or hold separate all or any portion of the businesses, technologies or assets of Parent, Purchaser, the Company or any of their respective Affiliates;

(iv) seeking to impose limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to shareholders of the Company; or

(v) if adversely determined, would reasonably be expected to have a Company Material Adverse Effect;

(c) (i) other than the Capitalization Representation and the Specified Representations, the representations and warranties of the Company contained in this Agreement were not true and correct as of the Agreement Date or are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, except (A) that the accuracy of representations and warranties that by their terms speak as of the date of the Agreement or some other date will be determined as of such date and (B) where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1 (Due Organization; Subsidiaries), Section 3.3 (Authority; Binding Nature of Agreement), Section 3.26 (Fairness Opinion), Section 3.27 (Financial Advisor) and Section 3.28 (Inapplicability of Anti-takeover Statutes) of the Agreement (collectively, the “Specified Representations”) were not true and correct in all material respects as of the Agreement Date or are not true and correct in all material respects as of the Expiration Date, as though made on and as of the Expiration Date (except that the accuracy of representations and warranties that by their terms speak as of the date of the Agreement or some other date will be determined as of such date), in each case without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”; or (iii) the representations and warranties of the Company contained in Section 3.4 (Capitalization, etc.) of the Agreement (the “Capitalization Representation”) were not true and correct in all respects as of the Agreement Date or are not true and correct in all respects as of the Expiration Date, as though made on and as of the Expiration Date, except where the failure to be true and correct is of a de minimis amount;

(d) the Company shall have failed to perform or comply in all material respects with each of its obligations or covenants under the Agreement;

(e) a Company Material Adverse Effect shall have occurred since the Agreement Date (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Company Material Adverse Effect);

(f) the Company shall not have furnished Parent with a certificate dated as of the Expiration Date signed on its behalf by the chief executive officer and chief financial officer of the Company to the effect that the conditions set forth in clauses (c), (d) and (e) of this paragraph 2 of Annex A shall not have occurred;

(g) a Triggering Event has occurred; or

(h) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Agreement, may be waived by Parent or Purchaser, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

EXHIBIT A

DEFINITIONS

1.1 Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below will have the respective meanings therein defined.

Terms	Definition
Acceptance Time	Section 1.1(b)
Agreement	Preamble
Agreement Date	Preamble
Articles of Merger	Section 2.3
Capitalization Date	Section 3.4(a)
Capitalization Representation	Annex A
Change in Company Board Recommendation	Section 5.4(e)
Closing	Section 2.3
Closing Date	Section 2.3
Collective Bargaining Agreement	Section 3.20(b)
Company	Preamble
Company Balance Sheet	Section 3.5(b)
Company Balance Sheet Date	Section 3.5(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Charter Documents	Section 3.2
Company Facilities	Section 3.13
Company Leases	Section 3.13
Company Options	Section 3.4(a)
Company Preferred Stock	Section 3.4(a)
Company Returns	Section 3.19(a)
Company Securities	Section 3.4(c)
Company Shareholders Meeting	Section 5.3(a)
Company Stock Certificate	Section 2.7
Confidentiality Agreement	Section 5.11
Continuing Directors	Section 1.3(c)
Contract Manufacturer	Section 3.9(c)
Contributor	Section 3.11(j)
Disclosure Schedule	Article III
Dissenting Shares	Section 2.9(b)
EAR	Section 3.17(a)
Effective Time	Section 2.3
Expiration Date	Section 1.1(d)
Export Controls	Section 3.17(a)
FCPA	Section 3.16
Funded International Employee Plan	Section 3.20(m)
Government Official	Section 3.16
Import Restrictions	Section 3.17(a)
In-Licenses	Section 3.11(g)
Initial Expiration Date	Section 1.1(d)
International Employee Plans	Section 3.20(d)
IP Contracts	Section 3.11(g)
ITAR	Section 3.17(a)
Liability	Section 3.20(e)

Material Contract	Section 3.12(a)
Merger	Recitals
Merger Consideration	Section 2.5(a)(iii)
Minimum Condition	Annex A
OFAC	Section 3.17(a)
Offer	Recitals
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(g)
Offer Price	Recitals
Out-Licenses	Section 3.11(g)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Expenses	Section 7.3(b)(iii)
Patent Licenses	Section 3.11(g)
Payment Agent	Section 2.8(a)
Payment Fund	Section 2.8(a)
Promissory Note	Section 1.4(b)
Proxy Statement	Section 5.3(a)
Purchaser	Preamble
Recommendation Change Notice	Section 5.4(f)
Required Shareholder Vote	Section 3.24
Restraints	Section 6.1(b)
Schedule 14D-9	Section 1.2(a)
Schedule TO	Section 1.1(g)
Shares	Recitals
Short-Form Threshold	Section 1.4(a)
Significant Customer	Section 3.9(a)
Significant Supplier	Section 3.9(b)
Specified Representations	Annex A
Subsequent Offering Period	Section 1.1(f)
Superior Proposal Notice	Section 5.4(f)
Surviving Corporation	Section 2.1
Tender Agreement	Recitals
Tender Agreements	Recitals
Top-Up Closing	Section 1.4(b)
Top-Up Option	Section 1.4(a)
Top-Up Option Shares	Section 1.4(a)
UKBA	Section 3.16
WBCL	Recitals
Wells Fargo Securities	Section 3.26

1.2 Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“Acquisition Proposal” shall mean any offer, proposal, or indication of interest, whether or not in writing (other than an offer or proposal by Parent or Purchaser), relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing 15% or more of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing 15% or more of the outstanding shares of any class of voting securities of the Company (other than the Top-Up Option);

(b) any sale, lease, license (other than in the ordinary course of business), exchange, transfer, acquisition or disposition of any assets that constitute or account for: (i) 15% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 15% or more of the lesser of book value or fair market value of the assets of the Company;

(c) any liquidation or dissolution of the Company;

(d) the declaration or payment of an extraordinary dividend (whether in cash or other property); or

(e) any combination of the foregoing.

“Affiliate” shall mean, with respect to any other Person, any other Person, directly or indirectly, controlling, controlled by, or under common control or who would be treated as a single employer (under Code sections 414(b), (c), (m) or (o)) with such Person. As used in this definition of Affiliate, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of Japan or the State of New York or is a day on which banking institutions located in Japan or the State of New York are authorized or required by Law or other governmental action to close.

“Code” shall mean Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

“Company Acquisition Agreement” shall mean any merger, acquisition or other agreement which gives effect to any Acquisition Transaction.

“Company Affiliate” means any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Contract” shall mean any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or its Subsidiaries or any asset of any of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee” shall mean any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Employee Agreement” shall mean any employment, severance, retention, transaction bonus, change in control, material consulting, or other similar material Contract between: (a) the Company or any of its Subsidiaries or any current Company Affiliate; and (b) any Company Employee, other than any such Contract that is terminable “at will” without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit.

“Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) that is maintained or contributed to, or required to be maintained or contributed to, by the Company, any of its Subsidiaries, or any Company Affiliate; provided, however, that a Company Employee Agreement shall not be considered a Company Employee Plan.

“Company Government Contract” means a Company Contract between the Company or any of its Subsidiaries and any Governmental Body.

“Company Government Subcontract” means a Company Contract between the Company or any of its Subsidiaries and any prime contractor or first-tier subcontractor to a Governmental Body relating to a Contract between such Persons.

“Company In-Licensed IP” shall mean all Intellectual Property Rights that are licensed to the Company and its Subsidiaries.

“Company Material Adverse Effect” shall mean any effect, change, event, circumstance or development that has had or would reasonably be expected to have a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, liabilities, operations, results of operations, or financial performance of the Company and its Subsidiaries, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) prior to the Outside Date; provided, however, that with respect to clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect: any effect, change, event, circumstance or development with respect to, or resulting from: (i) changes in the U.S. or global economy or capital markets in general; (ii) changes that affect generally the industry in which the Company or any of its Subsidiaries conduct business; (iii) changes in applicable Law or in GAAP; (iv) changes in the market price or trading volume of the Company Common Stock on Nasdaq (it being understood, however, that the facts or circumstances giving rise to any such changes may be taken into account in determining whether there has been a Company Material Adverse Effect); (v) failure(s) by the Company to meet any published or internal revenue or earnings predictions (it being understood, however, that the facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) the public announcement or pendency of this Agreement or any of the transactions contemplated hereby, including the impact thereof to the extent arising therefrom on the relationships of the Company or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Company has any relationship; (vii) any material breach by Parent or Purchaser of this Agreement; (viii) any shareholder class action litigation arising from allegations of breach of fiduciary duty relating to this Agreement; or (ix) any natural disasters, weather conditions, force majeure events, acts or threats of terrorism or war, armed hostilities or terrorist activities, threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; provided, however, that in the case of each of clauses (i), (ii), (iii) and (ix), such effects, changes, events, circumstances or developments do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company or such Subsidiaries operate.

“Company Owned IP” shall mean all Intellectual Property Rights and Intellectual Property owned (whether exclusively, jointly with another Person, or otherwise) or purported to be owned by the Company or its Subsidiaries.

“Company Registered IP” shall mean all Registered IP owned (whether exclusively, jointly with another Person, or otherwise) by, purported to be owned by, or filed in the name of, the Company or its Subsidiaries.

“Company SEC Documents” shall mean all proxy statements, reports, schedules, forms, statements or other documents, including all amendments thereto, required to be filed or furnished (as applicable) by the Company with the SEC under applicable Law since December 31, 2008, and all such forms, reports and other documents filed or furnished by the Company with the SEC subsequent to the Agreement Date, if any, including amendments thereof.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, insurance policy, benefit plan or other legally binding commitment, whether oral or in writing.

“Employment Loss” shall mean: (a) an employment termination, other than a discharge for cause, voluntary departure or retirement; (b) commencement of a layoff; (c) a reduction in hours of work of more than fifty percent (50%); or (d) any other employment-related event that, when aggregated with enough such other employment-related events, could trigger the notice or liability provisions of the WARN Act.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, or community property interest or any restriction on the voting of any security, the transfer of any security or asset, or the possession, exercise or transfer of any other attribute of ownership of any asset.

“Entity” shall mean any corporation (including any non profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” shall mean any and all present and future treaties and Laws relating to: (a) the protection, preservation, or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the review and assessment of impacts to the environment; (c) the Release or threatened Release of Hazardous Materials; (d) natural resources or natural resource damages; (e) occupational safety or health; or (f) the prohibition, regulation or control of any Hazardous Material Activity.

“Environmental Permit” is any permit, license, approval, registration, notification, exemption, consent or other authorization required by or from a Governmental Body under Environmental Law.

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“Fully Diluted Basis” shall mean as of any time, the number of shares of Company Common Stock outstanding, together with all shares of Company Common Stock that the Company may be required to issue or deliver pursuant to outstanding Company Options or other rights to acquire shares of Company Common Stock (other than any Top-Up Option Shares), that are or would be vested and exercisable as of immediately prior to the Acceptance Time, regardless of the conversion or exercise price or any other terms and conditions thereof.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) country, nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Hazardous Material” shall mean any pollutant, contaminant, material, chemical, waste, compound, constituent, or substance subject to regulation or which can give rise to liability under Environmental Law, including but not limited to polychlorinated biphenyls (“PCBs”) or any substance or compound containing PCBs, asbestos or any asbestos-containing materials in any form or condition, radon or any other radioactive materials, and petroleum, crude oil or any fraction thereof.

“Hazardous Material Activity” shall mean: (a) the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, including, without limitation, any required payment of waste fees or charges (including, but not limited to, so-called e-waste fees); and (b) compliance with any recycling, product take-back or product content requirements, including, but not limited to, the European Union Directive 2002/95/EC on the Restriction on the Use of Certain Hazardous Substances, also known as the RoHS Directive or the Waste Electrical and Electronic Equipment Directive 2002/96/EC, also known as the WEEE Directive, and China’s Administrative Measures on the Control of Pollution Caused by Electronic Information Products, also known as China RoHS.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Intellectual Property” shall mean all tangible embodiments of Intellectual Property Rights, including formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, specifications, software (including all source code, object code, databases and documentation), algorithms, techniques, URLs, web sites, works of authorship and other forms of technology.

“Intellectual Property Rights” shall mean all rights associated with or arising under any of the following, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including copyrights and moral rights; (b) trademark, trade name and domain name rights, service marks and similar rights, together with the goodwill appurtenant thereto; (c) trade secrets and rights in confidential information and know-how (“Trade Secrets”); (d) patent and industrial property rights and rights in inventions (whether or not patentable); (e) other proprietary and intangible rights to those described herein; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, continuations and continuations-in-part of, reexaminations of any of the foregoing referred to in clauses (a) through (e) above.

“Japanese Foreign Exchange Law” shall mean the Foreign Exchange and Foreign Trade Act in Japan (Act No. 228 of 1949), as amended, and the rules and regulations listed thereunder.

“Knowledge” shall mean, with respect to the Company, the actual knowledge of those individuals set forth on Part 1.1 of the Disclosure Schedule, after due inquiry.

“Law” shall mean any federal, state, local, municipal, foreign (including any Japanese Foreign Exchange Law) or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, consent order, consent decree, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, Nasdaq or the Tokyo Stock Exchange.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Nasdaq” shall mean the NASDAQ Global Stock Market LLC.

“Option Plans” shall mean the Company’s 1993 Employee Stock Incentive Plan, the 1997 Employee Stock Incentive Plan, the 2001 Stock Incentive Plan, as amended, the 2001 Non-Employee Director Stock Option Plan, as amended, and the 2007 Long Term Incentive Plan.

“Person” shall mean any individual, Entity or Governmental Body.

“Prior Transaction” shall mean any transaction relating to the acquisition or disposition, directly or indirectly, by the Company or any of its Subsidiaries of any assets.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

“Release” shall mean any emission intentional or unintentional, and includes, but is not limited to, spilling, leaking, pumping, pouring, emitting, emptying, dumping dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the environment.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal involving the acquisition of all of the outstanding voting securities of the Company (or all or substantially all of the assets of the Company), obtained after the Agreement Date, which did not result from or arise in connection with a breach of Section 5.4, which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the Person making such Acquisition Proposal without any conditions thereto) and which the Company Board determines in good faith (after consultation with its outside counsel and financial advisor of nationally recognized reputation): (a) to be reasonably likely to be consummated on a timely basis if accepted; and (b) to be more favorable to the Company’s shareholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal or otherwise and the ability of the Person making such Acquisition Proposal to consummate on a timely basis the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

“Tax” shall mean: (a) any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body; (b) any liability for payments of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law; and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendment thereto.

“Termination Fee” shall mean an amount, in cash, equal to $5,500,000.

“Third Party” shall mean any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates or the Company and any of its Affiliates, and the Representatives of such Person.

“Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have effected a Change in Company Board Recommendation; (b) the Company shall have failed to include in the Schedule 14D-9 the Company Board Recommendation; (c) the Company Board or any committee thereof shall have adopted, approved, endorsed or recommended any Acquisition Proposal; (d) the Company shall have executed any Contract relating to any Acquisition Proposal or shall otherwise have breached any of the covenants set forth in Section 5.4 of this Agreement; (e) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its security holders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Board Recommendation; (f) an Acquisition Proposal shall have been publicly announced, and the Company fails to issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after such Acquisition Proposal is publicly announced; (g) the Company Board shall have failed to reaffirm publicly the Company Board Recommendation within five (5) Business Days after Parent requests in writing that the Company Board Recommendation be publicly reaffirmed; or (h) the Company Board Recommendation ceases to be unanimous and either (i) following such cessation, the Minimum Condition is not satisfied or (ii)(A) any director who ceases to support the Offer or the Merger also voices opposition to the Offer or the Merger and such opposition is disclosed publicly or to any shareholder of the Company that is not also a director or officer of the Company and (B) such opposition is reasonably expected to adversely affect the likelihood of consummation of the Offer or the Merger.

“WARN Act” shall mean the Federal Worker Adjustment and Retraining Notification Act, California Labor Code Section 1400, et seq. and any other similar applicable Law.